     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               DEALTIME.COM LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               ISRAEL                                7371                            NOT APPLICABLE
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                                 1 ZORAN STREET
                             NETANYA 42504, ISRAEL
                                 972-9-885-3744
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               EZRA KATZEN, ESQ.
                                GENERAL COUNSEL
                               DEALTIME.COM, INC.
                          475 FIFTH AVENUE, 2ND FLOOR
                            NEW YORK, NY 10017-6220
                                 (212) 905-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

  BARBARA L. BECKER, ESQ.           DAN GEVA, ADV.             MARK MANDEL, ESQ.          AARON M. LAMPERT, ADV.
   CHADBOURNE & PARKE LLP        DAVID S. GLATT, ADV.         JULIE C. ROSS, ESQ.        NASCHITZ, BRANDES & CO.
    30 ROCKEFELLER PLAZA      MEITAR, LIQUORNIK, GEVA &     MORRISON & FOERSTER LLP           5 TUVAL STREET
  NEW YORK, NEW YORK 10112               CO.              1290 AVENUE OF THE AMERICAS     TEL AVIV 67897, ISRAEL
       (212) 408-5100         16 ABBA HILLEL SILVER ROAD    NEW YORK, NEW YORK 10104          972-3-623-5000
                               RAMAT GAN 52506, ISRAEL           (212) 468-8000
                                    972-3-610-3100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                             AGGREGATE                          AMOUNT OF
             SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)                   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Ordinary Shares, par value NIS 0.01 per share........            $50,000,000                          $13,200
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: (a) one prospectus to be used in connection with an offering in the United States and Canada and (b) one prospectus to be used in connection with a concurrent offering outside of the United States and Canada. The U.S. prospectus and the international prospectus are identical in all respects except for the front cover page and the "Underwriting" section. The front cover page and the "Underwriting" section of the international prospectus are included immediately before Part II of this registration statement.

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED               , 2000

                                     [LOGO]

                               DEALTIME.COM LTD.
                               [        ] SHARES

                                ORDINARY SHARES
                         ------------------------------
     DealTime is offering                ordinary shares. This is our initial
public offering and no public market currently exists for our ordinary shares. We have applied for approval for quotation of our ordinary shares on the Nasdaq National Market under the symbol "DEAL." We anticipate that the initial public
offering price will be between $          and $          per ordinary share.
                         ------------------------------
                  INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                         ------------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public Offering Price.......................................  $            $
Underwriting Discounts and Commissions......................  $            $
Proceeds to DealTime.com Ltd. ..............................  $            $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to additional ordinary shares to cover any over-allotments.

     Until               , 2000, all dealers that buy, sell or trade our
ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     We intend to apply to the Israel Securities Authority for an exemption from Israel's prospectus delivery requirements in relation to this offering. You should not interpret that exemption, if granted, as validating the matters contained in this prospectus or as an approval of their reliability or adequacy, nor should you interpret that exemption as an expression of opinion concerning the quality of the securities offered by this prospectus.

     FleetBoston Robertson Stephens Inc. expects to deliver the ordinary shares
on or about             , 2000.
                         ------------------------------
ROBERTSON STEPHENS
                 BEAR, STEARNS & CO. INC.
                                  WARBURG DILLON READ LLC
                                                NOMURA INTERNATIONAL

              THE DATE OF THIS PROSPECTUS IS [            ], 2000

                    [Artwork to be provided by the Company.]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, ORDINARY SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR ORDINARY SHARES.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     1
Special Note Regarding Forward-Looking Statements...........     5
Risk Factors................................................     6
Use of Proceeds.............................................    17
Dividend Policy.............................................    17
Capitalization..............................................    18
Dilution....................................................    19
Selected Consolidated Financial Data........................    20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    21
Business....................................................    26
Management..................................................    37
Related Party Transactions..................................    45
Principal Shareholders......................................    46
Description Of Ordinary Shares..............................    47
Shares Eligible For Future Sale.............................    50
United States Federal Income Tax Considerations.............    52
Israeli Taxation and Investment Programs....................    56
Underwriting................................................    60
Legal Matters...............................................    63
Experts.....................................................    63
Enforceability Of Civil Liabilities.........................    64
Where You Can Find More Information.........................    65
Reports to Shareholders.....................................    65
Index to Consolidated Financial Statements..................   F-1

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK.]

                                    SUMMARY

     You should read the following summary together with the more detailed information in this prospectus, including risk factors regarding our company and the ordinary shares being sold in this offering.

                                  OUR COMPANY

     We are a real-time interactive information exchange and an enabler of e-commerce for buyers and sellers. Our Web site, www.dealtime.com, allows buyers to compare models, brands, merchant types and prices and to make purchases from over five million deals across 7,000 online and offline sellers. We also offer shopping guides, reviews of products and sellers, as well as a feature comparison tool. Our robust, scalable technology architecture rapidly delivers highly relevant search results and enables delivery of information to buyers through personal computers and wireless devices. Our proprietary technology provides merchants, manufacturers, industry analysts and other potential clients with aggregated indication-of-interest data about consumer buying activity through our DealAgent service. Sellers benefit through increased traffic, conversion rates and average order values as well as through targeted direct marketing opportunities made available by connecting sellers with motivated buyers. We transform online shopping from a one-way business-to-consumer model to a business-to-consumer-to-business cycle. In other words, our products and services enable sellers to meet buyer demand more efficiently, which in turn enhances our ability to attract additional and repeat buyers to our Web site. According to PC Data, an industry publication, DealTime was the most visited comparison shopping service in February 2000, receiving over 3.1 million unique visits.

                             OUR MARKET OPPORTUNITY

     International Data Corporation, a leading provider of information technology data, estimates that annual worldwide commerce over the Internet will increase from $111.4 billion in 1999 to $1.3 trillion by 2003 and that the number of shoppers worldwide who buy goods and services online will grow from 48 million in 1999 to approximately 183 million in 2003. Increasing numbers of buyers are drawn to the Internet to shop but they cannot get from a single site the information they need to make an informed purchasing decision. According to Jupiter Communications, a leading provider of research on Internet commerce, in 1999, 82% of Internet buyers went online intending to purchase a specific product. Of this group, 81% visited more than one Web site before making a purchase. Sellers, in turn, are searching for ways not only to develop a unique brand to distinguish themselves from other similar online sellers, but also a means to effectively respond to this buyer demand.

                                  OUR SOLUTION

     We respond to the needs of buyers and sellers by providing:

     - an intuitive, convenient user interface that easily and rapidly compares product and price information gathered from multiple buying sites, including merchants, buying groups, auction sites and classified advertisement sites;

     - highly relevant product information from a wide variety of online sellers by utilizing a proprietary product language recognition system designed to maximize the accuracy and relevance of our search results;

     - ongoing deal notification by frequently monitoring selected products at predetermined intervals and notifying buyers when their tracking criteria are met;

     - the ability for buyers to perform comparative shopping searches and purchase products through wireless devices through our DealTime AnyTime service;

     - integrated product and merchant information with our search results, as well as the ability for users to review, sort and filter specifications of various products, based on their preferences, and conduct side-by-side price or feature comparisons; and

     - aggregated indication-of-interest data, through DealAgent, to sellers who can then react to the demand data by posting deals on our Web site or adjusting product prices.

                                  OUR STRATEGY

     Our objective is to be the world's leading real-time interactive information exchange and e-commerce enabler for buyers and sellers by:

     - establishing DealTime as a leading consumer brand;

     - providing buyers with a user-friendly, convenient, accurate, flexible and comprehensive Web site in order to build customer loyalty and increase retention;

     - expanding merchants' marketing opportunities and providing sellers with access to valuable aggregated buyer demand data in order to build on our market leadership and become sellers' preferred online shopping partner;

     - extending the application and adaptability of DealTime products and services across a wide range of wireless and other consumer electronic devices;

     - enhancing our global presence and expanding our international operations into select foreign markets to ultimately create one global products and services marketplace; and

     - continuing to develop and improve our technology to maximize the scope and accuracy of our searches and to maintain and further enhance our competitive advantage.

                                  OUR ADDRESS

     Our principal executive offices are located at 1 Zoran Street, Netanya, Israel. Our U.S. headquarters are located at 475 Fifth Avenue, 2nd Floor, New York, New York 10017-6220. Our telephone number in New York is (212) 905-8000.

                                  THE OFFERING

Ordinary shares offered by
DealTime............................                    shares

Ordinary shares to be outstanding
after
  this offering.....................                    shares

Use of proceeds.....................     We plan to use the net proceeds from
                                         this offering for the continued growth
                                         of our business including advertising
                                         and marketing, international expansion,
                                         new product development and general
                                         corporate purposes including working
                                         capital. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..............................     DEAL

                             ABOUT THIS PROSPECTUS

     Unless otherwise indicated, the information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option to
       purchase from us up to        additional ordinary shares to cover
       over-allotments.

     - assumes the conversion of all preferred shares of the Company into ordinary shares immediately prior to the offering.

     - does not assume the exercise of outstanding warrants to purchase 1,263,154 of our Series C Convertible Preferred Shares, which upon the offering will become warrants to purchase 1,263,154 of our ordinary shares.

     - does not assume the exercise of outstanding warrants to purchase up to 265,524 of our Series D Convertible Preferred Shares, which upon the offering will become warrants to purchase 265,524 of our ordinary shares.

     - does not assume the exercise of outstanding options to purchase up to 4,162,667 ordinary shares which were outstanding as of December 31, 1999 and had a weighted average exercise price of approximately $0.27 per share.

     - assumes an initial offering price of $     per ordinary share, the
       midpoint of the estimated initial public offering price range.

     References in this prospectus to "DealTime," "DealTime.com," "the Company," "our company," "we," "our," and "us" refer to DealTime.com Ltd. and DealTime.com, Inc., our wholly owned subsidiary. Our Web site is located at www.dealtime.com. Information contained on our Web site is not intended to constitute part of this prospectus.

     DealTime(TM), DealTime.com(TM), DealAgent(TM), DoneDeal(TM) and DealTime AnyTime(TM) are trademarks of DealTime. This prospectus contains other product names, trade names and service marks of DealTime and other companies, all of which are the property of their respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes the consolidated financial data for our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   FOR THE
                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              ------    --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $   41    $    525
Loss from operations........................................    (611)    (19,359)
Net loss....................................................    (596)    (19,066)
Preferred Share deemed dividend.............................      --        (600)
Net loss attributable to ordinary shareholders..............  $ (596)   $(19,666)
                                                              ======    ========
Basic and diluted net loss per share........................  $(0.10)   $  (3.22)
Basic and diluted weighted average shares outstanding.......   6,074       6,114
Pro forma basic and diluted net loss per share
  (unaudited)...............................................            $  (1.17)
Pro forma basic and diluted weighted average shares
  outstanding (unaudited)...................................              16,774

                                                              AS OF DECEMBER 31, 1999
                                                              -----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $5,750
Working capital.............................................   1,853
Total assets................................................   7,905
Long-term liabilities.......................................     128
Shareholders' equity........................................   3,284

     The above table summarizes our balance sheet as of December 31, 1999 (1) on an actual basis and (2) on an as adjusted basis to give effect to (a) the sale
of the        ordinary shares in this offering, after deducting the underwriting discounts and estimated offering expenses, (b) our anticipated application of the net proceeds of the offering, and (c) the conversion of our outstanding preferred shares into ordinary shares.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements may be found in the sections of this prospectus entitled, "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and in this prospectus generally. These statements may be identified by the use of words such as "expect," "estimate," "anticipate," "intend," "plan" and "will" and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update in this prospectus any forward-looking statements after the date of this prospectus.

                                  RISK FACTORS

     Investing in our ordinary shares involves risk. You should carefully consider the risks described below and other information in this prospectus before deciding to invest in our ordinary shares.

RISKS RELATED TO OUR BUSINESS

WE ARE AN EARLY STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING MARKET, WHICH MAKES IT DIFFICULT FOR INVESTORS TO DETERMINE WHETHER WE WILL ACCOMPLISH OUR OBJECTIVES.

     DealTime.com Ltd. was incorporated in March 1997, and we began commercial operations in January 1998. We launched our Web site in June 1999. As a result, we have only a limited operating history on which you may base an evaluation of our business and prospects. You should consider our prospects in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as online commerce, that are using new and unproven business models. We may be unsuccessful if we are unable to:

     - maintain and enhance the DealTime brand;

     - develop and maintain a customer base;

     - adapt to meet competitive developments;

     - provide consistent, high-quality user experiences;

     - develop relationships with strategic partners; and

     - successfully expand into international markets.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES.

     We incurred net losses of approximately $596,000 and $19.1 million for the years ended December 31, 1998 and 1999, respectively. We have experienced losses in each quarter since inception, and we have incurred net losses from inception through December 31, 1999 of $19.7 million. We expect to continue to incur losses for at least the next three years. The principal causes of our losses are likely to continue to be significant brand development costs, marketing and promotion costs, technology and systems development costs, international expansion costs and general and administrative costs. With respect to both current and future product and service offerings, we expect to increase our operating expenses significantly in order to increase our user and merchant bases, to enhance our brand image and to support our growing infrastructure. For us to make a profit, our revenues will need to increase significantly to cover these and other future costs. Otherwise, we may never achieve profitability. In addition, if we do achieve profitability, we may not be able to sustain or increase profitability in the future. For information about our operating results, see "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE WILL NEED ADDITIONAL CAPITAL TO OPERATE AND SUCCESSFULLY GROW OUR BUSINESS.

     We require substantial capital to fund our business. We expect that the net proceeds of this offering, together with our available funds, revenues and amounts available under our new credit facility, will be sufficient to meet our expected needs for working capital and capital expenditures for approximately the next 12 months. After the end of that period, we may need to raise additional funds. We cannot be certain that additional financing will be available to us on favorable terms when required or at all. If we cannot raise funds in a timely manner on acceptable terms, we may not be able to promote our brand, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unexpected requirements. If we successfully raise additional funds through the issuance of debt, we will be required to service that debt and are likely to become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility. If we raise additional funds through the issuance of equity securities, then these securities may have rights, preferences or privileges senior to the rights of our ordinary shares, and holders of our ordinary shares may experience dilution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR QUARTERLY RESULTS ARE LIKELY TO VARY SIGNIFICANTLY AND THESE POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT.

     Due to our brief operating history, we have generated insufficient data to permit meaningful period-to-period comparisons of our operating results. Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. Our operating results may vary depending on a number of factors, some of which are outside our control, including:

     - demand for our online services by buyers, merchants and advertisers, including the number of searches performed by our users and the rate at which they click-through to merchant sites and advertiser sites;

     - costs of attracting users to the DealTime.com Web site;

     - the announcement or introduction of new or enhanced products or services by our competitors;

     - the mix of paying as opposed to non-paying merchants within searches conducted by users;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

     - costs and delays in introducing new DealTime products and services and improvements to existing products and services;

     - changes in the growth rate of Internet usage and acceptance of online commerce by consumers;

     - fluctuations in buying patterns and Internet usage from season to season and during holidays;

     - technical difficulties, system failures or Internet downtime; and

     - our ability to upgrade and develop our information technology systems and infrastructure.

     In addition, other than expenditures for advertising and promotion of the DealTime brand, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are not variable. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. In addition, we must spend heavily on advertising and promotion to attract and retain buyers months in advance of any resulting generation of revenues. It is possible that in one or more future quarters our operating results will fall below the expectations of management or investors. If this happens, the price of our ordinary shares could decline.

WE MUST CONTINUE TO DEVELOP AND MAINTAIN THE DEALTIME BRAND, WHICH IS COSTLY TO DO AND WHICH MAY NOT GENERATE CORRESPONDING REVENUES.

     We believe that broad recognition and a favorable consumer perception of the DealTime brand are important to our future success. Due to the early stage and competitive nature of the online market for comparison shopping services, we may lose the opportunity to build a critical mass of users if we do not establish our brand quickly. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high-quality user experiences. To promote our brand, we intend to continue to pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expense.

     We spent approximately $12.3 million on advertising during the year ended December 31, 1999. We expect to continue to commit significant funds to advertising and promotions during the next 12 months. If our brand enhancement strategy is unsuccessful, these expenditures may not result in a sufficient increase in revenues to cover our advertising and promotions expenses and our expenditures may never be recovered. In addition, even if our brand recognition increases, the number of new users, the number of transactions on our Web site and our advertising revenues may not increase.

IF OUR PRODUCTS AND SERVICES ARE NOT ACCEPTED WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

     We will be successful only if buyers use our Web site and sellers purchase our products and services. It is difficult to predict the degree to which buyers and sellers will use our Web site. We have launched and currently plan to further launch innovative products and services, such as DealAgent and DoneDeal, the demand for which is untested. DealAgent records and stores real-time aggregated buyer demand data for sellers by monitoring traffic on our Web site and allowing sellers to analyze the activity. DoneDeal, which we plan to launch in the second quarter of 2000, will provide users with the ability to make purchases by means of a single action. We also plan to expand the wireless application of our products. The failure of our new products and services to become commercially viable could significantly reduce the revenues that we expect to generate.

OUR RECENT GROWTH HAS STRAINED OUR RESOURCES, AND IF WE ARE UNABLE TO MANAGE OUR FUTURE GROWTH, OUR OPERATING RESULTS WILL BE IMPAIRED.

     We have rapidly and significantly expanded our operations over a short period of time. Since the commencement of our operations in January 1998, we have grown from two to 168 full-time employees as of March 1, 2000. We expect that further expansion will be required in order for us to succeed. Our rapid growth has placed significant demands on our management and other resources. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated senior management and employees. We also will need to improve existing systems and implement additional systems for operational and financial management and for training, integrating and managing our employees. Any failure to expand in these areas efficiently could cause our operating results to be impaired.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

     The market for comparison shopping Web sites is intensely competitive. Because barriers to entry for basic price comparison services are limited, current and new competitors can launch Web sites at a relatively low cost and expand their operations rapidly. New technologies and the expansion of existing technologies may also increase the competitive pressure that we face. We compete with, among others:

     - comparison shopping services, such as mySimon and Bottom Dollar;

     - reverse auction sites, such as Priceline.com;

     - store guides, such as Yahoo! Shopping and ShopNow.com;

     - consumer buying guides, such as Ecompare and Deja.com;

     - downloadable shopping aids, such as iChoose and ClickTheButton;

     - buying groups, such as Accompany and Mercata which aggregate buyers' orders;

     - individual online merchants and auction sites, such as Buy.com and Amazon.com; and

     - auction sites, such as eBay and Yahoo!

Increased competition may diminish our ability to become profitable, decrease our market share and damage the DealTime brand. Many of our competitors have significantly longer operating histories, larger and broader customer bases and greater technical expertise, brand recognition and online commerce experience than we have. In addition, some of our competitors may be able to devote significantly greater resources than we have available for marketing and promotional campaigns, attracting traffic to their Web sites, hiring and retaining key employees and developing Web sites and other systems. See "Business -- Competition."

WE ARE IN THE PROCESS OF REDESIGNING OUR WEB SITE AND IF THIS REDESIGN IS NOT SUCCESSFUL OUR REVENUES MAY DECLINE.

     We are in the process of redesigning our Web site and expect to re-launch the site mid-year 2000. We cannot guarantee that our efforts to redesign and re-launch our Web site will be successful. In connection with this transition, we could experience unexpected disruptions in service, slower response times, decreased customer service and satisfaction, and delays in the delivery of our products and services. Any of these problems, delays or technical difficulties could damage our reputation or our brand, adversely affect our business and cause our revenues to decline.

EXCHANGE RATE FLUCTUATIONS BETWEEN THE U.S. DOLLAR AND THE NEW ISRAELI SHEKEL MAY NEGATIVELY AFFECT OUR EARNINGS.

     A substantial majority of our revenues and a substantial portion of our expenses are denominated in dollars. However, a significant portion of our costs, including personnel and facilities related expenses, is incurred in New Israeli Shekels, NIS. Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets." If such adjustments in the exchange rate between the dollar and NIS do not occur on a timely basis, our earnings may be negatively affected.

ANY FAILURE TO OBTAIN THE TAX BENEFITS FROM THE STATE OF ISRAEL THAT WE EXPECT TO RECEIVE COULD NEGATIVELY IMPACT OUR PLANS AND PROSPECTS.

     We have applied for Israeli tax benefits by seeking approved enterprise status for our existing capital investment programs pursuant to the Law for the Encouragement of Capital Investments, 1959. We cannot be certain that the Israeli government will grant us approved enterprise status. If our application is denied and we begin to generate taxable income, our financial condition could suffer because we would be unable to take advantage of such tax benefits.

     In order to receive tax benefits, we must comply with a number of conditions and criteria. If we fail to comply in whole or in part with these conditions and criteria, the tax benefits that we expect to receive could be partially or fully canceled. In addition, we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest.

     From time to time, the government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. We cannot be certain that these tax benefits will be continued in the future at their current levels or at all. The termination or reduction of tax benefits could have a negative effect on our business, financial condition and results of operations. In addition, in the event that we increase our activities outside the State of Israel due to future acquisitions or business expansion, these activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effective Corporate Tax Rate."

CAPACITY CONSTRAINTS AND SYSTEM FAILURES COULD DAMAGE OUR REPUTATION FOR RELIABILITY.

     Our success depends on the performance, reliability and availability of our online comparison shopping service. Our ability to meet those goals requires that we have adequate capacity in our computer systems to cope with the volume of traffic on our Web site. We have designed our systems to be scalable. However, if the number of users of our service increases substantially, we will need to significantly expand and upgrade our technology and network infrastructure. We do not know whether we will be able to project accurately the rate or timing of these increases or to expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

     If our systems cannot be expanded to cope with increased Web site traffic, we could experience unexpected disruptions in service, slower response times, decreased customer service and customer satisfaction and delays in the introduction of new products and services. Any of these problems could impair our reputation, damage our brand and cause our revenues to decrease.

     Our ability to provide high-quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our Web site service could experience periodic system interruptions. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects, intentional acts of vandalism and similar events. We do not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient business interruption insurance to compensate for losses that could occur. Any system failure that causes an interruption in service or decreases the responsiveness of our Web site could impair our reputation, damage our brand name and cause our revenues to decrease.

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL FOR SUCCESSFUL OPERATION OF OUR BUSINESS.

     Our success depends on the skills, experience and performance of our senior management and other key personnel. We have recently hired many of our senior managers as well as a number of managerial, marketing, planning, financial, technical and operations personnel. If we do not quickly and efficiently integrate these new personnel into our management and culture, our business could suffer. Our business could also suffer if we do not successfully retain our key personnel.

WE MAY NOT BE ABLE TO HIRE AND RETAIN THE PERSONNEL NEEDED TO EXPAND OUR OPERATIONS.

     Our future success depends on our ability to identify, hire, train, retain and motivate highly skilled executive, technical, managerial, sales and marketing and business development personnel. We intend to hire a significant number of personnel during the next year. Competition for qualified personnel is intense, particularly in the technology and Internet markets. If we fail to attract, assimilate and retain a sufficient number of qualified personnel, our ability to expand and manage our business could suffer.

OUR GROWTH AND OPERATING RESULTS COULD BE IMPAIRED BY THE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Although our Web site may be accessed internationally, we have limited experience in customizing our services to conform to local cultures, standards and policies. We may have to compete with local companies that understand the local market better than we do. In addition, most of our research and development operations are located in Israel. We have recently begun expanding into other countries, such as the United Kingdom, Japan and Germany, and expect to continue to expand into other countries, including Brazil. As a result, we are and will continue to be subject to the risks of doing business internationally, including:

     - regulatory requirements that may limit or prevent the offering of our products and services or the aggregation of buyer information in local jurisdictions;

     - legal uncertainty regarding liability for the listing of consumer products for sale;

     - government-imposed limitations on access to the Internet;

     - difficulties in staffing and managing foreign operations;

     - fluctuations in the applicable currency exchange rates;

     - longer payment cycles, different accounting practices and problems in collecting accounts receivable;

     - cultural non-acceptance of online commerce;

     - political instability; and

     - potential adverse tax consequences.

OUR SUCCESS WILL BE IMPAIRED IF WE ARE UNABLE TO PROCURE, PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

     We do not currently have any patents or registered trademarks. Although we have filed United States patent applications as well as applications to register our trademarks and service marks in the United States and internationally, our present and future patent and trademark applications may not result in the issuance of any valid patents or trademarks. In addition, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our Web site may be accessed. We rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or to deter others from developing similar technologies. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

     We own the Internet domain name, www.dealtime.com, and various related domain names. If we are unable to protect these domain names, our competitors could capitalize on our brand recognition. We are aware that a few domain names similar to DealTime.com have been registered in the United States and elsewhere and that in some countries the domain name DealTime is not available. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries has recently changed and is subject to further change in the near future. As a result, we may not acquire or maintain our domain name in all of the countries in which our Web site may be accessed. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks or other proprietary rights.

     We rely on technologies that we license from third parties, such as the suppliers of key database technology, our operating system and specific hardware components. We cannot be certain that these third party technology licenses will continue to be available to us on commercially reasonable terms or at all. The loss of this technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost.

     Our services operate in part by making Internet services and content available to our users. This strategy creates the potential for intellectual property claims to be made against us, either directly or through contractual indemnification provisions with third parties. To date, we have not been notified that our technologies infringe the proprietary rights of third parties. However, we cannot be certain that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry grows. Any claim, whether meritorious or not, could be time consuming, divert management resources, result in costly litigation, cause delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements may not be available on terms acceptable to us or at all.

     We have, in the past, had experiences where another company was using or had plans to use a name like ours as part of a company name, domain name, trademark or service mark. Although we have not had the need to litigate to date, litigation may be necessary to protect and enforce our intellectual property rights and to determine the proprietary rights of others. Litigation of this type could result in substantial costs and a diversion of our resources, and we cannot be certain that we would ultimately prevail if litigation is initiated. We also cannot be certain that we will not be subject to trademark infringement claims. A successful infringement claim could require us to change our name, which would be expensive and disruptive to our business. See
"Business -- Legal Proceedings."

OUR LENDER MAY FORECLOSE IF WE DRAW ON OUR CREDIT FACILITY AND DEFAULT ON OUR INDEBTEDNESS.

     In January 2000, we obtained a bank credit facility under which we may borrow up to $2.0 million, and if we achieve specified levels of revenue, up to $3.0 million. This credit facility is secured by a lien on all of our assets. Currently, no amounts are outstanding under this credit facility. However, we may borrow in the future and if we default on this credit facility, the lender may foreclose on our assets. If our assets were foreclosed upon, they probably would be sold to discharge our indebtedness under the credit facility. The lender's claim on our assets is prior to the claim of our shareholders. As a result, the lender's claim would be repaid and other obligations would be satisfied from the proceeds of a foreclosure sale before any amounts would be distributed to our shareholders. In addition, the agreements governing the bank credit facility may restrict our ability to transfer assets or make other changes in the way that we conduct our business.

WE MAY BE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY, WHICH MAY SUBJECT U.S. SHAREHOLDERS TO ADDITIONAL TAXES.

     If for any taxable year, our passive income, or our assets which produce passive income, exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are treated as a PFIC, there could be adverse tax consequences to U.S. shareholders. While we do not believe that we should be treated as a PFIC, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues. Accordingly, we cannot be certain that we will not be treated as a PFIC. See "United States Federal Income Tax Considerations -- Tax Consequences if We Are a Passive Foreign Investment Company."

BECAUSE A SIGNIFICANT PORTION OF OUR OPERATIONS ARE IN ISRAEL, POLITICAL, ECONOMIC OR MILITARY INSTABILITY THERE COULD ADVERSELY AFFECT OUR OPERATIONS.

     We are incorporated under the laws of the State of Israel and we maintain our principal research and development facilities there. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and some Arab nations. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by some Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, we cannot predict whether a full resolution of these problems will be achieved or the nature of any such resolution. The political, economic and military conditions to which Israel is subject directly affect us. Accordingly, our operations could be disrupted if major hostilities involving Israel occur.

WE MAY PURSUE ACQUISITIONS THAT BY THEIR NATURE PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL.

     In the future, we may pursue acquisitions to diversify our product and service offerings and customer base or for other strategic purposes. We have no prior history of making acquisitions and we cannot be certain that any future acquisitions will be successful. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:

     - We cannot ensure that any acquired businesses will achieve anticipated revenues, earnings or positive cash flow from operations.

     - We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise, or with a corporate culture different from our own. If we are unable to integrate acquired businesses successfully, we could incur substantial costs and delays or other operational, technical or financial problems.

     - Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

     - We may finance future acquisitions by issuing ordinary shares for some or all of the purchase price. This could dilute the ownership interests of our shareholders. We may also incur additional debt or be required to recognize amortization expense related to goodwill and other intangible assets purchased in future acquisitions.

     - We would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. We believe this competition will increase, making it more difficult to acquire suitable companies on acceptable terms.

RISKS RELATED TO THE INTERNET

OUR SUCCESS WILL DEPEND ON THE CONTINUED GROWTH OF ONLINE COMMERCE.

     As an online commerce business, our future revenues and profits depend significantly upon the widespread acceptance and use of the Internet and online services as a medium for commerce. Rapid growth in the use of and interest in the Internet and online services generally, and in their use as a medium for commerce, is a recent phenomenon. This growth may not continue. For example, a sufficiently broad base of buyers and sellers may not adopt, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty, and there are few proven products and services. For us to grow, buyers who historically have purchased through traditional merchants will need to elect to purchase products and services online and merchants will also need to adopt or expand use of the Internet as a channel of distribution.

     Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with increased traffic. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and will likely face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage generally, as well as the use of our Web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. As a result, our future success will depend on our ability to adapt to rapidly changing technologies, to respond to evolving industry standards and to improve the performance, features and reliability of our Web site in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes may require us to incur substantial expenditures to modify or adapt our Web site and infrastructure.

ONLINE PRIVACY, SECURITY AND CREDIT CARD FRAUD RISKS COULD SERIOUSLY HARM OUR BUSINESS.

     The secure transmission of confidential information over the Internet is essential in maintaining consumer and supplier confidence in online commerce. Substantial or ongoing security breaches on our Web site or other Internet-based systems could significantly disrupt our business. In the future, we intend to rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we intend to use to protect merchant and customer transaction data. In addition, it is possible that somebody with malicious intent could slow or disrupt the operations of our Web site. We cannot guarantee that security measures taken by us will prevent security breaches. A party that is able to circumvent our future security systems could steal proprietary or personal information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of the Internet as a trusted means of conducting commercial transactions.

     Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. Web sites typically place identifying data known as "cookies" on a user's computer hard drive without the user's express consent. We use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Internet browsers allow users to remove cookies at any time or to prevent cookies from being stored on their computer hard drives. In addition, some commentators, privacy advocates and governmental bodies have suggested that cookies should be limited or eliminated. The Federal Trade Commission and several states have investigated the use of personal information by online companies. We may incur expense if regulations regarding the use of personal information are introduced or if our privacy practices were investigated. If we are not able to aggregate buyer demand data, our ability to generate revenues and our business model will be adversely affected.

OUR BUSINESS MAY BE AFFECTED IF THE USE OF WIRELESS DATA SERVICES DOES NOT CONTINUE TO GROW.

     The markets for wireless data services and related products are still emerging, and continued growth in, demand for and acceptance of these services remains uncertain. Our growth depends, in part, on the acceptance of wireless data services and Internet-enabled devices by consumers. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, safety, functionality and ease of use. We cannot be certain that these barriers will be overcome. Since the market for our services is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. Our future financial performance will depend in large part upon the continued demand for purchasing and information services through wireless devices. We cannot be certain that a sufficient number of buyers will demand these services or will seek online services provided through the Internet on wireless devices. If the market for wireless online purchasing and information services grows more slowly than we currently anticipate, our revenues and results of operations could be adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL BURDENS TO OUR DOING BUSINESS ON THE INTERNET.

     Laws and regulations applicable to Internet communications, commerce and advertising are becoming more prevalent. Online commerce is new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are evolving. Currently, there are few laws or regulations directly applicable to access to the Internet or online commerce. It is possible that laws and regulations may be enacted to address issues such as user privacy, pricing, content, copyrights, distribution, antitrust matters and the quality of products and services. The adoption of these laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of our Web site. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, libel, obscenity and personal privacy is uncertain. Most of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues of the Internet. New laws applicable to the Internet may impose substantial burdens on companies conducting business over the Internet. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws in the United States and abroad.

     Several telecommunications carriers have asked the Federal Communications Commission, FCC, to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet and online service providers and to impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. In this event, our business could be negatively impacted.

WE MAY BECOME LIABLE FOR INTERNET TAXES.

     Recent federal legislation limits the imposition of state and local taxes on the Internet. In 1998, Congress passed the Internet Tax Freedom Act, which places a three-year moratorium on state and local taxes on

(1) Internet access, unless such tax was already imposed prior to October 1, 1998, and (2) discriminatory taxes on online commerce. Congress may elect not to renew this legislation in 2001, in which case state and local governments may be free to impose Internet-specific taxes on electronically purchased goods, in addition to any other taxes that may otherwise be imposed on the goods, subject to the applicable constitutional standard. Any of these taxes could harm our business. Due to the high level of uncertainty regarding the imposition of new Internet-related taxes on online commerce, a number of states and a Congressional advisory commission are reviewing appropriate tax treatment for online commerce. We cannot predict the impact of additional laws or regulations on our brand, reputation, business and results of operations.

WE MAY BE LIABLE FOR INFORMATION DISPLAYED ON AND COMMUNICATED THROUGH OUR WEB SITE.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories of liability relating to the information that we publish on our Web site. These claims have been brought against online companies as well as print publications in the past. Based on hyperlinks that we provide to other Web sites, we may also be subjected to claims based upon online content that we do not control but that is accessible from our Web site. Any costs incurred as a result of liability or asserted liability for such claims could damage our brand, reputation, business and results of operations.

RISKS RELATED TO THIS OFFERING

THERE HAS BEEN NO PRIOR MARKET FOR OUR ORDINARY SHARES; OUR SHARE PRICE MAY BE VOLATILE.

     Prior to the offering, there has been no public market for our ordinary shares and it is possible that an active trading market may not develop or be sustained after the offering. The initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market. Factors that may cause the market price of the ordinary shares to fluctuate significantly after the offering include:

     - variations in our results of operations;

     - future sales of ordinary shares;

     - our announcement or that of our competitors and others of technological innovations or new products;

     - market analysts' estimates of our performance; and

     - general market conditions.

The public markets have experienced volatility that has particularly affected the market prices of securities of many Internet companies for reasons that have often been unrelated to operating results. This volatility may adversely affect the market price of our ordinary shares and our visibility and credibility in the markets.

IF OUR SHARE PRICE REMAINS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION, WHICH IS EXPENSIVE AND COULD DIVERT OUR RESOURCES.

     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in our industry have been subject to this type of litigation. If the market value of our shares experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

FUTURE SALES OF OUR ORDINARY SHARES MAY HURT OUR MARKET PRICE.

     A substantial number of our ordinary shares will be available for resale within a short period of time after the offering. If our shareholders sell substantial amounts of our ordinary shares in the public market following the offering, the market price of our ordinary shares could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

WE MAY USE THE PROCEEDS FROM THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     We are not required to allocate the proceeds from this offering to any specific investment or transaction. Therefore, we have significant flexibility in applying these proceeds and you cannot determine the value or propriety of our use of proceeds. If we do not apply the funds we receive effectively, it could have a materially adverse effect on our financial position, results of operations and liquidity. See "Use of Proceeds" for a more detailed description of how we intend to apply the proceeds from this offering.

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE.

     The initial public offering price of our ordinary shares is substantially higher than the net tangible book value per share of the outstanding ordinary shares immediately after this offering. If you purchase our ordinary shares in
this offering, you will incur immediate dilution of approximately $       in the
net tangible book value per share of ordinary shares from the price you pay for our ordinary shares in this offering. See "Dilution."

WE DO NOT ANTICIPATE DECLARING OR PAYING ANY DIVIDENDS.

     We intend to retain all our future earnings to fund the development of our business. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future.

AFTER THIS OFFERING, OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS WILL STILL OWN A MAJORITY OF OUR VOTING SHARES AND WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER DECISIONS REQUIRING A SHAREHOLDER VOTE.

     We anticipate that our executive officers, directors and principal shareholders and their affiliates will, in the aggregate, beneficially own
approximately      % of our outstanding ordinary shares following the completion of this offering, assuming no exercise of options or warrants outstanding as of December 31, 1999. As a result, our executive officers, directors and principal shareholders will be able to exercise significant control over all matters requiring approval by our shareholders, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control that might otherwise benefit our shareholders.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of
ordinary shares in this offering, assuming a public offering price of $     per
ordinary share, will be approximately $       million. If the underwriters
exercise their over-allotment option in full, we estimate that net proceeds to
us will be approximately $          million, after deducting the underwriting
discounts and estimated expenses of this offering.

     We plan to use the net proceeds from this offering for the continued growth of our business, including advertising and marketing, international expansion, new product development and general corporate purposes, including working capital. We may also use a portion of these proceeds for potential acquisitions of technologies, products or businesses which may be complementary to our business. We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. We currently have no commitments or agreements with respect to any future acquisitions or investments. Accordingly, management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we intend to invest the net proceeds of this offering in interest-bearing instruments.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our share capital. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999, our capitalization:

          - on an actual basis;

          - on a pro forma basis to give effect to the conversion of our preferred shares to ordinary shares upon the offering; and

          - on a pro forma, as adjusted basis to give effect to the sale of ordinary shares offered by us in this offering, at an assumed
     offering price of $     per ordinary share after deducting the underwriting
     discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom.

     Please read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

                                                                     DECEMBER 31, 1999
                                                           -------------------------------------
                                                                                    PRO FORMA AS
                                                            ACTUAL     PRO FORMA      ADJUSTED
                                                           --------    ---------    ------------
                                                                      (IN THOUSANDS)
Shareholders' Equity:
  Series A Convertible Preferred Shares, NIS 0.01 par
     value; 4,738,080 shares authorized, issued and
     outstanding (Actual), none issued and outstanding
     (Pro Forma and Pro Forma As Adjusted)...............  $     12
  Series B Convertible Preferred Shares, NIS 0.01 par
     value; 4,457,150 shares authorized, 4,314,293 issued
     and outstanding (Actual), none issued and
     outstanding (Pro Forma and Pro Forma As Adjusted)...        11
  Series C Convertible Preferred Shares, NIS 0.01 par
     value; 12,500,000 shares authorized; 8,554,781
     shares issued and outstanding (Actual), none issued
     and outstanding (Pro Forma and Pro Forma As
     Adjusted)...........................................        20
  Series D Convertible Preferred Shares, NIS 0.01 par
     value; no shares authorized, issued or outstanding
     (Actual); 10,200,000 shares authorized, none issued
     and outstanding (Pro Forma and Pro Forma As
     Adjusted)...........................................        --
  Ordinary Shares, NIS 0.01 par value; 28,304,770 shares
     authorized; 5,261,920 shares issued and outstanding
     (Actual),           shares issued and outstanding
     (Pro Forma)           shares issued and outstanding
     (Pro Forma As Adjusted).............................        13
  Additional paid-in capital.............................    22,890
  Accumulated deficit....................................   (19,662)
                                                           --------
     Total shareholders' equity..........................     3,284
                                                           --------
     Total capitalization................................  $  3,284
                                                           ========

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was $     , or
$     per share. Net tangible book value per share represents the total amount of our tangible assets reduced by the total amount of our liabilities and divided by the number of ordinary shares outstanding as of December 31, 1999.
After giving effect to our sale of      shares in this offering at an assumed
initial public offering price of $     per ordinary share and receipt of the net
proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom, our net tangible book value as of December 31, 1999 would have been
$     , or $     per share. This represents an immediate increase in pro forma
net tangible book value of $     per share to existing shareholders and an
immediate dilution in pro forma net tangible book value of $     per share to
new investors.

     Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
     Pro Forma net tangible book value per share before this
       offering.............................................  $
     Pro Forma increase per share attributable to new
       investors............................................
Pro Forma tangible book value per share after this
  offering..................................................
                                                                         --------
Pro Forma dilution per share to new investors...............             $
                                                                         ========

     The following table sets forth, as of December 31, 1999, the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering.

                                                    SHARES PURCHASED    TOTAL CONSIDERATION     AVERAGE
                                                    -----------------   --------------------     PRICE
                                                    NUMBER    PERCENT    AMOUNT     PERCENT    PER SHARE
                                                    ------    -------   ---------   --------   ---------
Existing shareholders.............................                 %                      %    $
New investors.....................................
                                                    -------     ---     --------      ----
     Total........................................              100%    $              100%
                                                    =======     ===     ========      ====

     The foregoing table does not reflect:

     - 4,117,667 ordinary shares issuable upon the exercise of options outstanding as of December 31, 1999 under the 1999 Plan, with a weighted average exercise price of $0.27 per share;

     - 45,000 ordinary shares issuable upon the exercise of options outstanding as of December 31, 1999, with a weighted average exercise price of $1.00 per share;

     - 1,263,154 Series C Convertible Preferred Shares issuable upon the exercise of outstanding warrants; and

     - 265,524 Series D Convertible Preferred Shares issuable upon the exercise of outstanding warrants.

     If the underwriter's over-allotment option is exercised in full, the number
of ordinary shares held by existing shareholders will be reduced to      % of
the total number of ordinary shares to be outstanding after this offering, and will increase the number of ordinary shares held by the new investors to
shares, or      % of the total number of ordinary shares to be outstanding immediately after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1998        1999
                                                              -------    ---------
                                                              (IN THOUSANDS EXCEPT
                                                                PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $   41     $    525
                                                              ------     --------
Operating expenses:
  Research and development..................................     283        1,938
  Selling and marketing.....................................     178       15,904
  General and administrative................................     191        2,042
                                                              ------     --------
       Total operating expenses.............................     652       19,884
                                                              ------     --------
Loss from operations........................................    (611)     (19,359)
Net interest income.........................................      15          293
                                                              ------     --------
Net loss....................................................    (596)     (19,066)
Preferred share deemed dividend.............................      --         (600)
                                                              ------     --------
Net loss attributable to ordinary shareholders..............  $ (596)    $(19,666)
                                                              ======     ========
Basic and diluted net loss per share........................  $(0.10)    $  (3.22)
                                                              ======     ========
Basic and diluted weighted average shares outstanding.......   6,074        6,114
                                                              ======     ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................             $  (1.17)
                                                                         ========
Pro forma basic and diluted weighted average shares
  outstanding (unaudited)...................................               16,774
                                                                         ========

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                               1998       1999
                                                              ------    ---------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................................  $ 631     $  5,750
Working capital.............................................    398        1,853
Total assets................................................    738        7,905
Long term liabilities.......................................     15          128
Accumulated deficit.........................................   (596)     (19,662)
Total shareholders' equity..................................    438        3,284

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes which appear elsewhere in this prospectus.

OVERVIEW

     We are a real-time interactive information exchange and an enabler of e-commerce for buyers and sellers. Our Web site, www.dealtime.com, allows buyers to compare models, brands, merchant types and prices and make purchases from over five million deals across 7,000 online and offline sellers. Our proprietary technology provides merchants, manufactures, industry analysts and other potential customers with aggregated indication-of-interest data about consumer buying activity through our DealAgent service.

     We were incorporated in Israel in March 1997 and initiated commercial activity in January 1998. In December 1998, we incorporated our U.S. subsidiary, DealTime.com, Inc., a Delaware corporation, and we launched our Web site in June 1999. Prior to that, our operations principally consisted of development activity, recruiting personnel and raising capital. Since then, we have continued to focus on these activities, as well as on generating revenue, building our brand name through advertising and promotional activities, expanding and enhancing our services and creating merchant and other strategic relationships.

     Prior to the launch of our Web site in June 1999, we primarily generated revenues from the licensing of some of our technology to third parties. Beginning in 1999, in conjunction with the launch of our Web site, we refocused our company to provide comparative shopping services. Since the launch of our Web site, license revenues have comprised an immaterial portion of our net revenues.

     Currently we generate revenues from two primary sources: advertising on our Web site and merchant lead generation fees. Our advertising revenues consist of fees for online advertising, as well as advertising revenue-sharing with strategic partners. Our advertising revenues are derived principally from short-term advertising contracts in which we agree to provide a specified number of impressions to be delivered to users over a specified period of time. We recognize advertising revenues ratably in the period in which the advertising is displayed based on the number of actual impressions delivered.

     We generate lead generation fees under agreements with merchants featured on our Web site. Under these agreements, the merchant pays us for each time someone clicks through to its Web site from our Web site. These revenues are recognized in the period in which the user clicks through to the merchant's Web site. See "Business -- Sales & Marketing."

     There is heavy competition in the online comparative shopping market, which has and may continue to influence our quarterly and annual net revenues and results of operations. In addition, competition among other Web sites that are not our direct competitors may impact the level of advertising on our Web sites and the amount we may charge for such advertising.

     Historically, substantially all of our revenues have been derived from advertisers and merchants in the United States. In December 1999, we launched our U.K. Web site, www.dealtime.co.uk, which extends our comparative shopping service to U.K. buyers and sellers. We plan to launch local sites in Germany, Japan, France and Brazil in the coming year.

     The functional currency of our operation is the United States dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of the costs associated with our Israeli operations, including personnel and lease expenses, is incurred in NIS. The results of our operations are subject to fluctuations in the dollar-NIS exchange rate, which is influenced by various economic global factors including inflation in Israel and the United States. The foreign currency exchange rate effects for the year ended December 31, 1999 were not significant.

     Our research and development teams are located in Israel and the United States. Our Israel-based research and development team is engaged in the development of our advanced searching, sorting and notification technologies. We design our Web site in the United States. We strive to retain internal control over proprietary processes rather than depend on third-party programmers and designers. We expect to devote significant resources to research and development as we add new features and services to our Web site.

     Our net losses have resulted from our significant investment in our research and development, efforts to build sales and marketing and general and administrative infrastructure and the start of significant and substantial marketing, advertising and branding campaigns. These expenses have exceeded our revenues. We expect to continue to invest significantly in this infrastructure and in building our brand through advertising, marketing and promotion efforts. Accordingly, we expect to incur substantial operating losses for the foreseeable future and the rate at which such losses will be incurred may increase from current levels.

RESULTS OF OPERATIONS

     Due to our brief operating history, we have generated insufficient data to allow for a meaningful period-to-period comparison of results of operations. Set forth below is a discussion of our results of operations for the years ended December 31, 1998 and 1999.

     The following table sets forth for the periods indicated our results of operations expressed as a percentage of net revenue:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1998           1999
                                                              ---------      ---------
Net revenues................................................     100.0%         100.0%
Operating expenses:
  Research and development..................................     690.2          369.1
  Selling and marketing.....................................     434.1        3,029.3
  General and administrative................................     465.9          389.0
                                                              --------       --------
     Total operating expenses...............................   1,590.2        3,787.4
                                                              --------       --------
Loss from operations........................................  (1,490.2)      (3,687.4)
Net interest income.........................................      36.6           55.8
                                                              --------       --------
Net loss....................................................  (1,453.7)%     (3,631.6)%
                                                              ========       ========

YEARS ENDED DECEMBER 31, 1998 AND 1999

     Revenues. Our net revenues were $41,000 and $525,000 for the years ended December 31, 1998 and 1999, respectively. Our revenues in 1998 consisted primarily of license fees for one of our proprietary applications, the DealTime Notifier, and fees from programming contracted by third parties. These revenue sources are not material sources of revenue for our continuing revenue model. The increase in revenues from 1998 to 1999 was principally due to the launch of our Web site in June 1999. Revenues in 1999 consist of advertising on our Web site and merchant fees. Substantially all of our revenues in 1999 were generated in the United States.

     Research and development. Research and development expenses are primarily comprised of salaries and related expenses of employees engaged in research, design and development activities. They also include related supplies and equipment costs of our development efforts. We charge these expenses to operations as incurred. Our research and development expenditures were $283,000 and $1.9 million for the years ended December 31, 1998 and 1999, respectively. The increase in research and development expenditures from 1998 to 1999 principally resulted from the increase in headcount and related expenses. The decrease in research and development expenditures as a percentage of net revenues in 1999 resulted from higher net revenues. In 2000, our research and development expenditures will increase due to planned increases in personnel and depreciation resulting from increased capital investment.

     Selling and marketing. Selling and marketing expenses consist of salaries and related costs for our sales and marketing teams (including commissions) and advertising, marketing and promotion costs. Our selling and marketing expenses were $178,000 and $15.9 million for the years ended December 31, 1998 and 1999, respectively. The increase in selling and marketing expenses in dollars and as a percentage of net revenues resulted from the addition of sales and marketing personnel and the commencement of substantial marketing, advertising and branding activities in connection with the launch of our Web site. In 2000, we will increase the dollar amount we spend on selling and marketing activities in both domestic and international markets.

     General and administrative. General and administrative expenses consist primarily of personnel costs and general corporate costs, including finance, accounting, human resources, rent, legal, insurance and depreciation. Our general and administrative expenses were $191,000 and $2.0 million for the years ended December 31, 1998 and 1999, respectively. The increase in general and administrative expenditures resulted from the addition of additional management and administrative personnel and related expenses and an increase in general business costs due to the expansion of our operating activities. The decrease in general and administrative expenses as a percentage of net revenues in 1999 resulted from higher net revenues. In 2000, our general and administrative expenses will increase due to planned expansion of our operating activities and entrance into new markets.

     Net interest income. Net interest income includes interest income on our cash accounts and finance expenses and fees. Interest income increased from $15,000 to $293,000 for the years ended December 31, 1998 and 1999, respectively. This increase resulted from higher invested cash balances.

     Income taxes. As of December 31, 1999, we had approximately $16.5 million of federal net operating loss carryforwards for tax reporting purposes that are available to offset future taxable income and expire in 2014. Certain recent and future changes in the share ownership of our company may restrict the utilization of our federal net operating loss carryforwards (see Note 9 of Notes to Consolidated Financial Statements). We also had approximately $3.2 million of net operating loss carryforwards in Israel that do not expire. We have recorded a valuation allowance for the entire net deferred tax asset since we do not project to earn taxable income for the near future.

LIQUIDITY AND CAPITAL RESOURCES

     Since the commencement of our operations, we have financed our operations and capital expenditures primarily through the sale of preferred shares to investors. During 1998 and 1999, we sold an aggregate of 16,607,154 preferred shares and 1,263,154 warrants to purchase preferred shares for total proceeds to us of approximately $22.9 million. Included in this amount are promissory notes which we issued in August 1999 for proceeds of $12.0 million. All of these promissory notes have now been converted into preferred shares and warrants to purchase preferred shares.

     We had cash and cash equivalents of $5.8 million as of December 31, 1999, an increase from $631,000 as of December 31, 1998. The increase came primarily from the sales of preferred shares and borrowings under promissory notes, all of which have been converted into preferred shares and warrants to purchase preferred shares.

     Net cash used in operating activities was $352,000 and $15.3 million for the years ended December 31, 1998 and 1999, respectively, primarily as a result of net losses of $596,000 and $19.1 million for these periods, respectively.

     Net cash used in investing activities was $51,000 and $1.5 million for the years ended December 31, 1998 and 1999, respectively, principally as a result of capital expenditures to support our expanded operations, such as our spending on technology infrastructure. We may increase our capital expenditures in 2000.

     Net cash provided by financing activities was $1.0 million and $21.9 million during the years ended December 31, 1998 and 1999, respectively, primarily as a result of the issuance of preferred shares and promissory notes, all of which have been converted into preferred shares and warrants to purchase preferred shares.

     Our capital requirements depend on many factors, including market acceptance of our services, the resources we devote to developing, marketing and selling our services, the timing and extent of deploying additional services, the extent and timing of investments and other factors. We expect to devote substantial capital resources to expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities.

     Based on current levels of operations and planned growth, we expect that the net proceeds of this offering, together with our available funds and the amounts available under our new credit facility (see below), will be sufficient to meet our expected needs for working capital and capital expenditures for approximately the next 12 months. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that additional financing will be available to us on favorable terms when required or at all.

  Credit Facility

     In January 2000, we obtained a bank credit facility under which we may borrow up to $2.0 million, and in the event that our total sales exceed $1.0 million during the year ending October 31, 2000, up to $3.0 million. Borrowings under this facility will bear interest at an annual rate of LIBOR plus 1.5%. The credit facility is secured by a lien on all of our assets. Any amounts borrowed must be repaid by December 31, 2000. As of the date of this prospectus, there were no amounts outstanding under this credit facility.

     In connection with the credit facility, we issued to an affiliate of the lender a warrant to purchase Series D convertible preferred shares, Series D Shares. Under this warrant, such affiliate may acquire between 38,447 and 173,010 Series D shares, depending on the extent to which we utilize the credit facility. If we utilize up to $1.0 million of the credit facility, the number of Series D shares for which the warrant may be exercised increases to 76,894. If we utilize up to $2.0 million of the credit facility, the number of Series D shares increases to 115,340. If we utilize over $2.0 million of the credit facility, the number of Series D shares increases to 173,010. The warrant is exercisable until the earlier of (1) January 3, 2003 and (2) the date that we
(a) consummate an initial public offering or (b) are acquired by or merge with another entity. The exercise price of the warrant is approximately $5.20 per share. Both the number of Series D shares for which the warrant may be exercised and the exercise price per share are subject to adjustment in connection with changes to our capital structure.

  Series D Private Placement

     In February 2000, we completed a private placement of our Series D shares in which we issued 8,940,867 Series D shares for net proceeds of approximately $48.9 million, after deducting placement fees and related expenses. In connection with this private placement, we issued to Warburg Dillon Read LLC, as placement agent, a warrant to purchase 227,077 Series D shares. The warrant may not be exercised until February 2001 and terminates February 2004. The exercise price of the warrant is $5.78 per share. Our Series D shares are convertible into ordinary shares under certain conditions and have other preferential rights.

  Formation of Joint Venture

     In February 2000, we formed DealTime.com K.K. as a joint venture with Triangle Technologies Ltd. to market and sell our products and services in Japan. We acquired a 90% interest in DealTime.com K.K. in exchange for an initial investment of nine million yen (approximately $84,000) and Triangle Technologies Ltd. acquired a 10% interest in DealTime.com K.K. in exchange for an initial investment of one million yen (approximately $9,000).

     DealTime.com K.K. is in the process of completing a private placement in which it will issue up to an aggregate 2,100 of its Series A Convertible Preferred Shares for aggregate proceeds of approximately $10 million. Upon closing, our ownership of DealTime.com K.K. will be diluted to 54%.

EFFECTIVE CORPORATE TAX RATE

     Although we generated no taxable income since inception, our tax rate will reflect a mix of the United States statutory tax rate on our United States income and the Israeli tax rate discussed below. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. We have applied for approved enterprise status in Israel under the Law for the Encouragement of Capital Investments, 1959, for our investment program and therefore may become eligible for tax benefits. Pursuant to these benefits, if approved, we may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, subject to certain timing restrictions, provided that we do not distribute such income as a dividend, and a reduced tax rate of 10% to 25% for the next five to eight years. See "Israeli Taxation and Investment
Programs -- Law for the Encouragement of Capital Investments, 1959." We cannot be certain that we will obtain approval for any of our investment programs or that the provisions of the law will not change. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we may become eligible.

IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF CURRENCIES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

     Although substantially all of our revenues are paid in or linked to the dollar, a significant portion of the cost of our Israeli operations, mainly personnel and facility-related expenses, is incurred in NIS. Accordingly, inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Any increase in the rate of inflation in Israel will increase the dollar cost of our operations in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

     In 1997 and 1998, the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation in Israel. This represents a reversal from prior years, which has benefitted us. However, in 1999, the rate of inflation in Israel exceeded the rate of devaluation of the NIS. If inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind increases in inflation in Israel our dollar-measured results of operations will be adversely affected.

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in the market risk sensitive instruments if we determine that these transactions or investments are necessary to offset currency risks.

                                    BUSINESS

OVERVIEW

     We are a real-time interactive information exchange and an enabler of e-commerce for buyers and sellers. Our DealTime.com Web site allows buyers to compare models, brands, merchant types and prices and to make purchases from over five million deals across 7,000 online and offline sellers. We also offer shopping guides, reviews of products and sellers, as well as a feature comparison tool. Buyers can purchase directly from merchants and, in the near future, will be able to utilize DoneDeal, our single-action purchasing feature. Buyers interested in waiting until their tracking criteria are met can be notified by us when we find a matching deal. Our robust, scalable technology architecture rapidly delivers highly relevant search results and enables delivery of information to buyers through personal computers and wireless devices.

     Our proprietary technology provides merchants, manufactures, industry analysts and other potential customers with aggregated indication-of-interest data about consumer buying activity through our DealAgent service. DealAgent offers sellers the ability to analyze, view and react in real-time to the aggregated buyer demand data we provide. Sellers benefit through increased traffic, conversion rates and average order values as well as through targeted direct marketing opportunities made available by connecting sellers with motivated buyers.

     We transform online shopping from a one-way business-to-consumer model to a business-to-consumer-to-business cycle. In other words, our products and services enable sellers to meet buyer demand more efficiently, which in turn enhances our ability to attract additional and repeat buyers to our Web site. According to PC Data, DealTime was the most visited comparison shopping service in February 2000, receiving over 3.1 million unique visits.

INDUSTRY BACKGROUND

  Growth of commerce on the Internet

     The rapid growth of the Internet and online commerce has revolutionized the way in which buyers and sellers communicate, share information and conduct business. International Data Corporation estimates that annual worldwide commerce over the Internet will increase from $111.4 billion in 1999 to $1.3 trillion by 2003.

     A number of unique characteristics differentiate the Internet from traditional media. Buyers can communicate or access dynamic and interactive content on a real-time basis without geographic or time limitations, access a broader range of online product offerings, and communicate and interact instantaneously with one or more sellers at minimal cost. As a result, the Internet has the potential to support a highly efficient market in which buyers and sellers will be able to interact based on real-time supply and demand information. This new e-commerce model will enable buyers to efficiently and conveniently gather comparative purchasing data, to shop and to communicate with sellers in many new ways. This model may provide sellers with additional revenue opportunities by making available a dynamic source of aggregated customer and demand information and by greatly enhancing the speed and efficiency of transactions between buyers and sellers. In addition, sellers may be able to acquire more buyers at a lower cost.

  Limitations of Traditional Shopping

     Although traditional shopping may be familiar to buyers, the offline marketplace is large, highly fragmented and geographically diverse, making it time-consuming, costly and inefficient for buyers and sellers to reach one another. In order to make informed purchasing decisions, buyers typically have to undertake independent product research and then travel from store to store to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers typically have to rely on outdated historical information. As a result of these inconveniences and inefficiencies, buyers and sellers are increasingly turning to the online marketplace.

  Challenges facing online buyers and sellers

     Although the advent of online commerce has given buyers and sellers a more convenient channel to interact, we believe the online marketplace still suffers from many of the limitations of the offline marketplace. Like traditional stores, online marketplaces frequently carry products from only a limited number of retailers, including retailers with whom they have a preferred relationship. In addition, in order to make informed purchasing decisions, buyers still have to conduct online research and, in many cases, navigate from site to site to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers still have to rely on outdated historical information.

     The Internet also poses new challenges to buyers and sellers. Industry data indicates that online shoppers compare product information from multiple merchants before making a purchase. According to Jupiter Communications in 1999, 82% of Internet buyers went online intending to purchase a specific product. Of this group, 81% visited more than one Web site before making a purchase. Internet search engines offer a limited solution by allowing buyers to search for destinations but were not designed specifically for online shopping and, as a result, return many irrelevant search results. Buyers, therefore, need to be able to find relevant sites and sellers need to develop a unique brand to distinguish themselves from other, often similar, online sellers. The increasing number of online commerce opportunities and the ease with which buyers may navigate online, has increased pressure on sellers to recruit buyers to their sites and retain them. Although merchant sites often aggregate certain consumer data, most sites do not provide up-to-date consumer demand information, leaving sellers even more vulnerable to the new competitive pressures brought about by the Internet.

  Limitations of online comparison shopping services.

     To address these challenges faced by buyers and sellers, a number of different online services have emerged. One popular resource is the comparison shopping service which presents buyers with the ability to compare prices for products from a variety of buying opportunities. Although online comparison shopping services are designed to help buyers and sellers overcome some of the confusion and inefficiencies still present in the online marketplace, we believe such services do not capitalize on the full potential of the Internet because they cannot do all of the following:

     - sort results by buyer preference and present the search results in a logical and user-friendly manner;

     - conduct highly specific searches by allowing buyers to specify search parameters and filter irrelevant search results effectively;

     - continue to search for deals after the buyer leaves the Web site and notify buyers of any changes in purchasing opportunities;

     - obtain product and merchant information and ratings;

     - differentiate products not only by the description as listed on a particular merchant site but also by information not specifically included on the site;

     - search a comprehensive range of online sellers;

     - add new merchant sites at a rate that keeps pace with the increase of online shopping sites;

     - allow buyers to perform comparison shopping remotely through wireless devices; and

     - complete the purchase without leaving the comparison shopping site.

     In addition, while other comparison shopping services provide information to buyers, they do not currently provide sellers with valuable information generated by buyer activity. These services do not provide aggregated buyer demand data that shows comparative demand for various products on the basis of models, brands, merchants, prices and other features. Furthermore, they do not provide a way for sellers or manufacturers to respond immediately to buyer demand with appropriate pricing, availability, shipping and

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other adjustments. We believe these services do not adequately address the needs of merchants and other sellers because they fail to enable seamless, continuous and efficient interaction between buyers and sellers.

THE DEALTIME SOLUTION

     DealTime is a real-time interactive information exchange and an enabler of e-commerce for buyers and sellers. We help buyers search, sort, compare and buy consumer goods and services from a wide range of sellers, not available through traditional storefront or online shopping. We also aggregate valuable buyer demand data and enable sellers to analyze this data and quickly respond. Our benefits include:

  A compelling shopping experience

     We offer an intuitive, convenient user interface that easily and rapidly compares product and price information from over 7,000 merchants. Buyers can choose from over five million deals across multiple online and offline sellers, including merchants, buying groups, auction sites and classified advertisement sites. Because buyers use different criteria to make purchase decisions, we allow our buyers to re-sort the search results using different variables, including price, type of merchant, product model, brand and merchant ratings. We also help buyers make purchasing decisions by integrating merchant and product reviews with our search results.

  Superior search capabilities

     We have designed a proprietary product language recognition system to maximize the accuracy and relevance of our search results. For example, while different sellers may list a Pentium III computer as "P3," "PIII" or "Pentium 3," our system recognizes and returns all of these results in response to a buyer query. In addition, our product language recognition system integrates product specifications with the product name. For instance, a buyer searching for a product with particular specifications, such as a computer with a 500 MHz processor and 64 MB of RAM, would retrieve results matching those exact specifications even if the seller has listed only the product name on its Web site. Our system is able to extract relevant product information from a wide variety of online sellers, including buying groups, auctions, classified advertisement sites and online merchants.

     Our software automatically retrieves information from these sites at a pre-determined frequency and stores the data on our computer servers. Because we retrieve and store the information in advance of a user query, our software can process the information to correct mistakes, remove irrelevant data, and present the results in a clear, organized and easy-to-understand format. Searching sites at pre-determined frequencies also means that we can capture up-to-date product information without overwhelming the sellers' Web sites with real-time queries.

  Ongoing deal notification

     Our system design allows us to provide ongoing deal notification by frequently monitoring the status of selected products at predetermined intervals and notifying buyers by e-mail or other means when their tracking criteria are met.

  Wireless search and shopping capabilities

     Our DealTime AnyTime service allows buyers the ability to perform comparative shopping searches through wireless devices such as personal digital assistants. Through their wireless devices, buyers can compare prices and purchase products from a variety of merchants even while shopping in conventional stores. We believe our system's ability to quickly filter and sort search results, combined with our DoneDeal instant purchasing tool, makes it a highly compelling and well-suited service for wireless devices where data display space is extremely limited.

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  Integrated reviews and content

     We help buyers make informed buying decisions by integrating product and merchant information into our search results. Users can review, sort and filter specifications of various products, based on their preferences, and conduct side-by-side price or feature comparisons. Through our strategic relationship with BizRate.com, an online merchant review service, we integrate merchant ratings into our search results. Through our agreements with Epinions.com, a provider of consumer product reviews, and Active Research, a product recommendation service, we offer a robust package of product information. We also offer DealTime shopping guides, which make purchasing recommendations for holidays and special events. These tools and content offerings appeal not only to buyers who know exactly what they wish to purchase, but also to casual buyers who are looking for guidance before making a purchase.

  Interactive consumer demand data

     We transform online shopping from a one-way business-to-consumer model to a business-to-consumer-to-business cycle. DealAgent, one of our proprietary technological developments, provides merchants, manufacturers, industry analysts and other potential clients with aggregated indication-of-interest data about consumer buying activity. Using buyer demand data that we aggregate from buyers using our Web site and continuously update, DealAgent permits subscribers to analyze the data on the basis of various factors such as brand, specific product model, product features and price range and then display the analyses in graphical, tabular and comparative formats. Merchants and manufacturers can react to the demand data by posting deals on our Web site or adjusting product prices. We believe that this service provides significant value for both sellers and buyers by improving market efficiency and by providing a useful tool for a real-time pricing strategy.

STRATEGY

     Our objective is to be the world's leading real-time interactive information exchange and e-commerce enabler for buyers and sellers. Key elements of our strategy are to:

  Build the DealTime brand

     We intend to establish DealTime as a leading consumer brand. Our current branding efforts include online and offline advertising, public relations, co-branded distribution and grassroots promotions. We intend to continue expanding our branding activities:

     - Online advertising -- In September 1999, we launched our online advertising efforts. We use online advertising both to direct traffic to our Web site and to build the DealTime brand in conjunction with our offline efforts. We have entered into a strategic relationship with Be Free, a creator of performance marketing programs, to build and grow our affiliate marketing program. In addition, we have online distribution arrangements with such portals as LookSmart and About.com. We plan to increase our online advertising efforts in the future as part of an integrated promotional effort.

     - Offline advertising -- In October 1999, we launched an integrated offline advertising campaign in seven U.S. markets. Our radio spots aired on talk radio, classic rock and adult contemporary programs. Our print advertisements appeared in several major newspapers as well as in selected industry publications. Our television commercials aired in primetime, news and late night programs. We plan to expand our offline advertising efforts in 2000 in target markets.

     - Public relations -- Since the launch of our Web site in June 1999, we have conducted broad-based public relations efforts with the Internet, business and consumer press in online, print and broadcast media. These efforts further leverage and enhance our advertising and business development efforts, and we plan to continue them in the future.

     - Co-branded distribution -- Currently, we have co-branded distribution arrangements with USA TODAY, Bloomberg, Epinions.com and Productopia, a provider of expert product reviews, among others. We plan to enter into other co-branded site arrangements with other strategic partners.
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

     - Grassroots promotions -- We have used grassroots campaigns in New York City and San Francisco during holidays and special events. These campaigns promote the advantages of shopping with us over offline shopping alternatives. We plan to use grassroots campaigns in the future as appropriate.

  Expand business-to-consumer offerings

     We intend to continue building customer loyalty and retention by improving the functionality of our Web site. Currently, we offer online comparison shopping for over five million buying opportunities ranging from perfume to personal computers. In addition, our buyers may research product and merchant ratings and receive notification of deals through e-mail. We plan to continue expanding the content, categories, services, products and merchants featured on our Web site. For example, we currently offer our buyers the option to purchase warranties and we intend to focus on higher margin offerings in the future.

     Our users may personalize their experience by determining the frequency and duration of ongoing searches, by selecting the types of merchants to search, by sorting and filtering the search results according to their own criteria and by requesting deal notification. We recently enhanced the functionality and user-friendliness of our Web site by adding key word search capabilities. We also plan to further enhance it by introducing DoneDeal, our single-action purchasing feature. DoneDeal will allow buyers to register with us so that they may purchase products from any seller using a single command without having to re-enter their credit card and shipping information each time and without leaving our Web site. The ease of purchasing enabled by DoneDeal will further facilitate the purchasing of products through the use of wireless devices.

  Expand business-to-business offerings

     We intend to build on our market leadership and become sellers' preferred online shopping partner by expanding merchants' marketing opportunities and by providing sellers with access to valuable aggregated buyer demand data. Currently, merchants who participate in our preferred merchant program receive prominent placement in search result listings. We intend to expand our merchants' opportunities for targeted marketing to our users. We have begun to capitalize on the buyer demand data that we collect and aggregate by offering sellers access to this information for a fee through DealAgent. We plan to market DealAgent aggressively to merchants, manufacturers, industry analysts and other potential clients. We also seek to leverage our comparative shopping service by licensing it to other Web sites looking to offer a private label comparative shopping functionality.

  Extend wireless search capabilities

     We plan to extend the DealTime customer experience across a wide range of wireless and other consumer electronic devices. DoneDeal, our single action purchasing feature, will add to the attractiveness of our offerings to wireless device users. Currently, users may download a DealTime application to the Palm VII, and applications for other wireless devices will be available in the near future. In addition, we plan to form partnerships with wireless equipment manufacturers and wireless service carriers to expand access of our solution to as many wireless users as possible.

  Expand global presence

     We plan to expand our operations into select international markets. Our technology supports currency conversion and multiple language searching. We recently launched our United Kingdom service, and in the near future, we plan to launch our Japanese and German services. We intend to launch our services in mainland Asia, France and Latin America by the end of 2000. We plan, where appropriate, to partner with foreign companies to broaden our reach quickly and localize the content of our foreign Web sites. For example, in Japan, we have established a joint venture, DealTime.com K.K., with several key players in the Japanese financial and media sectors such as Nippon Telephone and Telegraph, JAFCO, a private equity fund, and Credit Saison, one of the largest credit card issuers in Japan, to operate and expand our Japanese Web site. By expanding internationally, we believe that we will not only increase the number of our buyers, sellers

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

and markets through our local sites but also increase the selection available for all of our users through the creation of a unified global products and services marketplace.

  Extend technology leadership

     We have and will continue to develop and incorporate new technologies in order to expand various aspects of our service and product offerings. We intend to maximize the scope and accuracy of our product searches by refining our database architecture and by enhancing our proprietary product language recognition and searching technologies. We intend to continue to invest significantly in our technology to maintain and further extend our competitive advantage.

THE DEALTIME SHOPPING EXPERIENCE

     We aim to transform online shopping for buyers. We believe that our e-commerce comparison shopping engine offers buyers the most convenient, accurate, flexible and comprehensive online comparison shopping service. Our Web site supports buyers at every stage of their shopping process, from browsing to buying. Our home page features:

     - clearly defined product categories;

     - a quick search area that displays selected popular products;

     - seasonal and special occasion shopping guides;

     - links to special DealTime.com features;

     - a simple tab-based navigational system; and

     - a key-word search function.

  Shopping process

     Our users search for products by selecting a category or entering the desired product in the key-word search box, clicking on the desired product and then specifying their search criteria. Next, our rapidly growing database of over 2,600 online merchants, buying groups, classified advertisement sites and auction sites is searched to find deals that match the desired criteria. We also search approximately 5,000 offline merchants through our relationship with ShoppingList.com, an online resource of local shopping information.

     Search results are then returned rapidly, listing all matching deals. Our search results display, in a logical fashion, merchant name, merchant rating, product description and price. Although our preferred merchants are listed first, search results may be re-sorted according to a number of criteria. For buyers who have not yet decided on a particular item, we provide product recommendations and a feature comparison tool. Consumer reviews are available through Epinions.com, and merchant ratings are provided by BizRate.com. In addition, recommendations and advice from well-known experts will be available in the near future.

     In cooperation with Active Research, we provide product buying guides for a range of electronics and appliances, such as digital cameras and air conditioners. Users who need assistance in choosing which model best fits their needs may complete interactive online questionnaires relating to the product. The buying guide will then recommend the best models based on the user's preferences.

     When users click on a deal on our Web site, they are linked to the exact page on the merchant's site where the product may be purchased. To avoid confusion between our site and the merchant's site, we place a small frame above the merchant's site reminding the users that they have left DealTime.com and are now on the merchant's site. The frame also allows users quickly navigate back to our search results page.

     With the introduction of DoneDeal, users will be able to set up an account with us, enter personal information, including credit card information and shipping and billing addresses. Users will then be able to make purchases from the online merchant without leaving our Web site and without having to fill in lengthy

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merchant forms. This opens up the opportunity for us to offer after-sales and service, including extended warranties and layaway plans.

     Shoppers may use our tracking and notifying service to look for better deals on available items. Users set the price at which they would like to be alerted. When we find a matching deal, we alert users by e-mail. We track user searches for up to two months, alerting users as often as they desire.

     As part of our DealTime AnyTime strategy, Palm VII users can download an application from our Web site. Shortly, we intend to have applications for Web-enabled mobile phones and other wireless devices. The applications enable buyers to compare online prices while shopping in a traditional store and purchase the product through DoneDeal or by phoning the merchant directly.

     We maintain a customer service team which provides support to users of our services. Using our state-of-the-art customer relationship management tools, we are able to provide personalized answers to e-mail inquiries, usually in no more than one business day.

THE DEALTIME MERCHANT EXPERIENCE

     We believe that we offer merchants access to highly motivated buyers and targeted direct marketing opportunities. We also believe that we are the first service to offer merchants the ability to analyze real-time aggregate buyer demand data and react to it by posting new deals or adjusting product prices and offerings.

  Preferred merchant program

     To those merchants who elect to participate in our preferred merchant program, we offer a tiered pricing structure allowing them to choose the level of services that they desire. Among the benefits that preferred merchants receive are prominent placement on our Web site and in search results, which includes the presentation of their logo, a text message in the search results, discounts on advertising and inclusion in special sections of our Web site. We believe that merchants who use our solution experience significant improvement in their traffic, conversion rates and average order values. Since launching our merchant program in August 1999, we have signed contracts with over 140 preferred merchants including Buy.com, Mercata, KBkids.com and Office Max.

  DealAgent

     DealAgent compiles buyers' indications of interest on selected products over a specific time period in each shopping category. Our DealAgent technology aggregates this data and enables merchants, manufacturers and other subscribers to analyze the data on the basis of specific brands, models, prices, services or keywords and then view the analyses in comparative graphical and tabular formats. Merchants may respond immediately to these analyses by submitting a new deal to our Web site or by modifying an existing deal. When our DoneDeal single action purchasing feature is launched, DealAgent will also be able to provide actual purchase statistics in addition to indication-of-interest statistics.

TECHNOLOGY AND INFRASTRUCTURE

     We believe that our technology separates our service from other comparison shopping services. We design and develop all of our technology and our Web site ourselves and thus are able to control the development process and adapt to evolving marketing strategies and user preferences. The primary elements that distinguish us are our database-driven architecture, our rapid crawler development tool and our product language recognition system. Some aspects of our technology are subject to patent applications, and we expect to file shortly additional patent applications on other aspects of our technology. See
"-- Intellectual Property" below.

  Database-driven architecture

     We have built a robust, scalable user interface that is based primarily on internally-developed proprietary software. The backbone of our service is our crawler and product identification system and our database
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architecture. Our crawlers search a variety of merchant and other deal sites on a predetermined frequency and then store information concerning current deals. Crawler frequency for a particular site is determined in accordance with the characteristics of the site, with more dynamic merchant sites being queried more frequently. This feature allows us to maintain a database of up-to-date product and price information, while avoiding the creation of a large amount of false traffic on merchant sites.

     Because the data is stored in our database, we can correct errors and substitute third-party information before the data is displayed to the user. Our architecture supports an unlimited level of detail in our selection of search parameters which enables us to use many different criteria to rank, sort and compare deals. The level of specificity that this structure provides constitutes a key differentiating characteristic of our service. The flexibility of our design also facilitates the integration of our software with systems used by our strategic partners.

     Our database-driven technology provides rapid search results. Because we crawl merchant sites at predetermined frequencies, we eliminate the need for the user to wait for a real-time query, which is vulnerable to congestion in Internet traffic flow. This system also allows us to scale with the growth in online commerce by giving us the ability to provide reliably fast response times as we add more merchants and products. In addition, real-time queries tend to overload merchants with traffic, making the source of the traffic more susceptible to blocking technologies. Merchants that become overwhelmed by false traffic from other comparison shopping services may attempt to block these sites. Our storing of data at predetermined intervals allows us to crawl Web sites unobtrusively and therefore makes us less susceptible to blocking technologies.

  Rapid crawler development tool

     We have created a proprietary tool for rapid crawler development that enables us to develop a crawler for a new merchant site in less than two hours. Our Web crawlers can capture product information from the merchant's Web site regardless of the format or architecture of the site. The crawler then stores the retrieved information in our database, where it is indexed and standardized before being viewed by users. We are not currently limited in the number of merchants that we can include in our comparison shopping database, and we have historically been able to respond to the establishment of new merchant sites or changes in existing sites quickly and cost effectively.

  Product language recognition system

     We have also developed a system that uses a combination of human and artificial intelligence to minimize errors in search results. By identifying product properties by name, our system sorts and filters deals offered on merchant sites, online classified advertisement sites and person-to-person auctions, presenting the results in a clear and standardized format. Because we can sometimes present more detailed information on products than the merchant sites that we crawl, we believe that our product language recognition system is a key point of differentiation from our competitors.

  Systems

     Our systems are designed to provide access to our Web site 24 hours per day, seven days a week. Physical hosting and communications systems are provided by Digex, a provider of Web and application hosting solutions to businesses, which provides redundant communications lines and emergency power backup. We have designed our systems based on industry standard technologies and have engineered them to minimize system interruptions in the event of outages or catastrophic occurrences. We have implemented Cisco Load Director as our load balancing system and have redundant servers to provide for fault tolerance. Our database is Oracle 8i, installed on a Solaris E4500. Our crawlers run on a Windows NT platform.

     In response to capacity concerns, we have tripled the number of Web servers that run our Web site. We intend to invest in additional technologies that will handle growth in online traffic and have ordered two Solaris E6500 servers to supplement our existing systems and provide full redundancy.

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RESEARCH AND DEVELOPMENT

     Our research and development teams are located in Israel and the United States. Our facility in Israel is engaged in technology development. We strive to retain internal control over proprietary processes rather than depend on third-party programmers and designers. Our research and development efforts are focused on continuing to develop our advanced searching, sorting and notification technologies. During the years ended December 31, 1998 and December 31, 1999, we expended $283,000 and $1.9 million, respectively, on research and development. We expect to continue to devote significant resources to research and development as we add new features and services to our Web site.

SALES AND MARKETING

     We have designed our sales and marketing strategy to increase market awareness of the DealTime brand and bring user traffic to our Web site. Our sales strategy focuses on expanding our revenue opportunities through the sale of advertising, merchant services and indication-of-interest data. We have designed our marketing strategy to increase awareness of the DealTime brand through a combination of traditional and online marketing efforts.

  Sales

     Our internal sales and marketing staff is currently located at the offices of our U.S. subsidiary in New York. WinStar Interactive, an online advertising representation firm, conducts our banner and sponsorship advertising sales efforts in coordination with our in-house staff. We expect our internal staff to handle all of our advertising sales efforts by mid-2001. We also expect to increase our sales presence internationally by opening field sales offices.

     In addition to advertising, we sell various services to merchants through our internal sales and marketing staff. In order to provide a more comprehensive search result for our users, we do not require fees from merchants to be listed on our Web site. However, merchants who elect to participate in our preferred merchant program pay a fee for each user who clicks through from one of our affiliated sites, including our co-branded Bloomberg and USA TODAY Web sites, to the merchant site. These merchants receive preferential placement and other special services, such as single action purchasing features, branded graphic logos and detailed product descriptions. We typically target merchants seeking enhanced exposure of their online listings. We have entered into non-exclusive merchant participation agreements with merchants, including Buy.com, Mercata, KBkids.com and OfficeMax. While the terms of the merchant participation agreements range from one month to six months, a term of three months is typical. Generally, our merchant participation agreements are renewed automatically unless either party gives 30 days' written notice to the other.

     We also sell aggregated buyer demand data through our proprietary technology, DealAgent. We charge merchants a variable fee to view the data, subject to a minimum flat fee.

  Marketing

     Our marketing strategy involves a variety of traditional and online marketing programs, as well as business development and promotional activities. We have initiated an aggressive brand promotion campaign that utilizes print, radio, television and street-level advertising. We advertise online through high-profile, third-party Web sites. We also rely on relationship marketing such as affiliate marketing, co-branded distribution, indirect promotions by merchants with links to our Web site and word-of-mouth advertising arising through shoppers' use of our services. We intend to introduce a number of other brand awareness and shopper loyalty programs.

     We have entered into strategic distribution, integration and advertising relationships with Bloomberg and USA TODAY, leading Internet content-providers, DoubleClick, an Internet advertising firm, BizRate.com, Active Research, Point.com, an online merchant of wireless phone equipment and service, Epinions.com and ShoppingList.com. Our strategy partnership relationships typically include arrangements under which we share

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

with our strategic partners a portion of the revenue that they bring to us. Most of these agreements are for a one-year term, may be renewed automatically and may be terminated by either party upon 90 days notice.

     Our public relations efforts have enhanced our marketing efforts and have helped raise awareness among the Internet community and consumers in general. We have been written about in numerous Internet, business and consumer publications, including The Wall Street Journal, The New York Times, Internet World, and Time, just to name a few. We have an ongoing public relations program and participate in industry conferences and trade shows.

COMPETITION

     The online shopping market is rapidly evolving and intensely competitive. Our current competitors can be divided into several groups:

     - comparison shopping services that offer multiple merchant categories, such as mySimon, BottomDollar, Jango, StoreRunner, PriceScan and ShopOnline123;

     - comparison shopping services that offer a limited number of product categories, such as BuyBuddy, PriceWatch, PricePulse, PriceGrabber, 20-20 Consumer, EvenBetter and KillerApp;

     - reverse auction sites, such as Priceline.com, Nextag and Respond.com;

     - store guides, such as Yahoo! Shopping, ShopNow.com, Shopping.com, Lycos Shop, eShop, Excite and 4anything.com;

     - consumer buying guides, such as Ecompare, Comparenet, Deja.com, Brandwise, BizRate.com and Gomez Advisors;

     - downloadable shopping aids, such as iChoose, ClickTheButton, Dash, FlySwat and RUSure;

     - buying groups, such as Accompany and Mercata;

     - individual online merchants, such as Buy.com, iMall, Amazon.com, Furniture.com, eToys and Fogdog Sports; and

     - auction sites, such as eBay, Yahoo! Auctions, ONSALE and Amazon.com.

     We believe that the principal competitive factors in our market are brand recognition, comprehensiveness of product category and merchant coverage, Web site user-friendliness, quality of results and applicability to wireless use. In addition, we compete based on the ability to provide ongoing deal notification and the ability to output to different devices or platforms, including wireless devices, and third-party and original content.

     We expect to experience significant competition in the future from companies that we have identified as well as new entrants. Other companies with strong brand recognition, technical expertise and experience in online and offline commerce and direct marketing may seek to compete in the comparison shopping market. Many of our competitors have significantly longer operating histories, larger and broader customer bases and greater technical expertise, brand recognition and online commerce experience than we have. Some of our competitors may be able to devote significantly greater resources than we have available for marketing and promotional campaigns, attracting traffic to their Web sites, hiring and retaining key employees and developing Web site and other systems. In addition, barriers to entry for rudimentary price comparison services are low, and new competitors may be able to offer competing products and services at relatively low cost.

     In January 2000, mySimon, one of our competitors, announced that it had entered into an agreement to be acquired by CNET, Inc. for approximately $700 million. As a result of this transaction, mySimon may gain access to significantly greater resources than we have available for marketing and promotional campaigns, attracting traffic to its Web site, hiring and retaining key employees and developing Web sites and other systems. mySimon may also be able to attract more merchants and advertisers and may increase its reach. In the future, there may be further consolidation among online comparison shopping services that would increase competitive pressures on us.
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INTELLECTUAL PROPERTY

     We have filed three patent applications in the United States. The invention covered by the first patent application, entitled "E-Commerce Notification," relates to the ability to combine a comparison service with a time-sensitive notification service that uses several notification platforms, including e-mail, pagers and desktop computers. The invention covered by the second patent application, entitled "E-Commerce Demand Aggregation," covers systems and methods for a computer server that accepts requests from customers for goods and services, aggregates the requests and allows a merchant viewing the aggregated requests to make an offer satisfying one or more of the requests. The invention covered by the third patent application, entitled "Method and System for Storing and Implementing Purchaser Transactional Data for an Order via a Communications Network," relates to providing a user with a single interface for purchasing goods and services from multiple merchants. We have also filed Patent Cooperation Treaty Applications, designating all contracting states, claiming priority from the first and second United States patent applications listed above. The deadline for filing a Patent Cooperation Treaty application based on the third United States patent application listed above has not yet passed. We have also applied to register numerous trademarks and service marks that we believe are important to the conduct of our business, including several variations on the name DealTime.com. We own the Internet domain name, www.dealtime.com, and various other related domain names. If we are not successful in procuring, protecting and enforcing our intellectual property rights, we will not be able to realize the full value of these assets. See "Risk Factors" above and " -- Legal Proceedings" below.

EMPLOYEES

     As of March 1, 2000, we employed 168 full-time employees. Of these employees, 105 work in our facility in Netanya, Israel, and 63 work at the executive offices of our U.S. subsidiary in New York, New York. We have never had a work stoppage, none of our employees are represented under collective bargaining agreements and we consider our relations with our employees to be good.

FACILITIES

     We maintain a research and development facility in approximately 12,000 square feet of space in Netanya, Israel, which is held under a lease expiring in April 2003. We have an option to extend this lease until March 2008. Our U.S. subsidiary maintains executive offices in approximately 15,700 square feet of space as of March 1, 2000 at 475 Fifth Avenue, 2nd Floor, New York, New York. These premises are held under a lease which expires in July 2009. We expect that we will need additional space as we expand our business and believe that we will be able to obtain such space as needed.

LEGAL PROCEEDINGS

     We have notified DealPilot AG, a German company, that we believe that its use of the terms DealPilot and DealPilot.com constitute an infringement of our trademark rights in DealTime and DealTime.com. We also have objected to the registration by DealPilot's predecessor-in-interest of the Internet domain name dealtimer.com. We have reached an agreement in principle with DealPilot pursuant to which it will cease the actions we objected to, and we expect to finalize the details of a written agreement shortly. Under the terms of the agreement in principle, DealPilot AG has eight months to discontinue its use of DealPilot and DealPilot.com. In addition, DealPilot AG will refrain from using any trademarks, tradenames or service marks that contain in whole or in part the words "deal" or "time" in connection with any comparison shopping services or other similar services on the Internet. As of the date of this prospectus, DealPilot has changed its name to EvenBetter.com and changed the design of its site.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding our executive officers and directors as of March 1, 2000:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Daniel T. Ciporin....................  42     President, Chief Executive Officer and Director
Nahum Sharfman, Ph.D.................  52     Chairman of the Board and Co-Founder
Ignacio Fanlo........................  38     Chief Operating and Financial Officer
Amir Ashkenazi.......................  29     Chief Technical Officer and Co-Founder
Lance Podell.........................  36     Chief Marketing Officer
Ezra Katzen..........................  45     General Counsel and Secretary
John P. Connaughton..................  34     Director
Michael Eisenberg....................  28     Director
Christopher Saridakis................  31     Director
Eric Semler..........................  35     Director
Matthew A. Smith.....................  36     Director

     Daniel T. Ciporin has been President, Chief Executive Officer and Director of DealTime since January 1999. From 1997 to 1999, Mr. Ciporin served as Senior Vice President, Global Deposit Products, at MasterCard International. In that capacity, Mr. Ciporin was responsible for the marketing and product management of the deposit access business, and his efforts helped establish the company's dominant market share in the global electronic debit market. Previously, he served as Vice President of Debit Marketing of MasterCard from 1995 to 1997. He holds a B.A. from Princeton University and an M.B.A. from the Yale School of Management.

     Nahum Sharfman, Ph.D., co-founded DealTime and has been Chairman of the Board of Directors since January 1998. Dr. Sharfman co-founded Commtouch Software Ltd. in 1991 and led the organization as Chief Executive Officer from its original focus on corporate e-mail products and services to branded free e-mail solutions for consumers. He remained with Commtouch until founding DealTime in 1997. In addition, Dr. Sharfman spent 11 years with National Semiconductor in a variety of development and management roles. He holds a Ph.D. in high energy nuclear physics from Carnegie Mellon University and M.S. and B.S. degrees in physics from the Technion-Israel Institute of Technology. Dr. Sharfman also serves as a Director of Commtouch Software Ltd.

     Ignacio Fanlo has been Chief Operating and Financial Officer of DealTime since August 1999. During the period from 1998 to 1999, he managed a private investment portfolio. From 1993 to 1998, Mr. Fanlo was Managing Director in charge of all securitized debt trading and capital markets for Morgan Stanley Dean Witter, with responsibility for a $20 billion balance sheet. Prior to joining Morgan Stanley, Mr. Fanlo headed mortgage-backed trading at JP Morgan. Mr. Fanlo holds a B.S.E. in chemical engineering from Princeton University.

     Amir Ashkenazi co-founded DealTime in 1997 and has been Chief Technical Officer since January 1998. He also served as DealTime's President from 1997 to 1999 and as a Director from inception to February 2000. As Chief Technical Officer, Mr. Ashkenazi leads our product definition and development efforts. From 1995 to 1997, Mr. Ashkenazi worked for Commtouch Software Ltd., where he led the development of the company's first consumer product, a multimedia-enabled e-mail package. Mr. Ashkenazi also worked for Interact Multimedia in Israel from 1993 to 1995, where he was involved in the development of multimedia CD-ROM titles, games, authoring tools and object-oriented compilers. Mr. Ashkenazi studied computer science and economics at Tel Aviv University.

     Lance Podell joined DealTime in June 1999 as Vice President of Marketing and Business Development and since November 1999 has served as Chief Marketing Officer. Mr. Podell has 13 years of experience in business development, consumer marketing and high-level selling. From 1998 to 1999, Mr. Podell had an interactive consulting practice, in which he most recently worked with Publishers' Clearing House as acting General Manager of Interactive Services. During 1998, he also served as Vice President of Business Development and Marketing for Savatar, an interactive advertising agency. Mr. Podell also led business development and advertising for US West's Media One Group Interactive Services Division from 1995 to 1997 and was the Director of Business Development for Ogilvy & Mather Interactive prior to that time. Mr. Podell holds a B.A. from Lafayette College and an M.B.A. from Harvard Business School.

     Ezra Katzen has been General Counsel and Secretary of DealTime since March 2000. From 1998 through March 2000, he was a partner in the law firm of Meitar, Liquornik, Geva & Co. of Ramat Gan, Israel, where he specialized in corporate law and corporate finance for high tech companies. From 1993 until 1998, Mr. Katzen was a partner in the Tel Aviv law firm of I. Fischer & Co. Prior to that time, he served as General Counsel to Teledata Communications Ltd. of Herzlia, Israel. Mr. Katzen is a member of the bars of New York (since 1981) and Israel (since 1990). He holds a B.A. from the University of Cincinnati and a J.D. from the University of Chicago.

     John P. Connaughton has been a Director of DealTime since February 2000. Since 1989, he has been affiliated with Bain Capital, Inc., a private equity firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity. He has served as a Managing Director of Bain since 1997. Mr. Connaughton also serves as a Director of Stericycle, Inc.

     Michael Eisenberg has been a Director of DealTime since August 1998. Mr. Eisenberg has been a partner in Israel Seed Partners since July 1997. From 1995 to 1997, he worked for Jerusalem Global, a leading Israeli technology investment bank, as Vice President of investment banking. While at Jerusalem Global, he completed numerous private placements for Israeli technology companies in the Internet, software and communications areas. In addition, he initiated and was the primary liaison for Jerusalem Global's partnership with Montgomery Securities and was the primary liaison with the U.S. venture capital community. From 1993 to 1995, he was Director of Israel Operations at Marttila & Kiley Inc., a U.S. consulting firm.

     Christopher Saridakis has been a Director of DealTime since October 1999. Since 1997, Mr. Saridakis has served as Vice President and General Manager of DoubleClick's DART technology division, where he is responsible for technology sales and product innovations. From 1993 to 1997, Mr. Saridakis was Director of new products and business development for enterprise solutions at Reuters America, Inc. During his tenure at Reuters, Mr. Saridakis oversaw a global sales team and managed 20 products in development. Mr. Saridakis worked at Lehman Brothers Inc. from 1991 to 1993 as the Assistant Vice President for the central funding desk. He started his career at Marsh & McLennan Co., Inc. in corporate treasury and risk management.

     Eric Semler has been a Director of DealTime since October 1999. Mr. Semler joined Georgica Advisors LLC in May 1998. From 1997 to 1998, Mr. Semler was a principal in the media and communications group at Montgomery Securities. From 1994 to 1997, Mr. Semler was an associate at BT Wolfensohn, a mergers and acquisitions boutique.

     Matthew A. Smith has been a Director of DealTime since January 1999. Mr. Smith is Managing General Partner and a founder of Odeon Capital Partners, where he has served since 1998. Previously, he was a general partner of Wheatley Partners LP from 1996 to 1998, where he was responsible for identifying, negotiating and managing investment positions in information technology companies. Also, from 1994 to 1998, Mr. Smith served as an investment analyst with Applewood Associates and 21st Century Communications Partners, LP, where he specialized in information technology companies. He previously served as an investment analyst for Woodland Partners, LP, specializing in software investments.

BOARD OF DIRECTORS

  External Directors

     We are subject to the provisions of the new Israeli Companies Law, 5739-1999, which became effective on February 1, 2000. Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by the controlling entity of the company. The term affiliation includes:

     - an employment relationship;

     - a business or professional relationship maintained on a regular basis;

     - control; and

     - service as an office holder.

     In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (b) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director.

     An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

     Under the provisions of the Companies Law, we are required to elect the initial external directors at our shareholders meeting within three months of the effective date of this prospectus. We intend to elect two directors as external directors.

  Independent Directors

     Upon consummation of this offering, our ordinary shares will be listed for quotation on Nasdaq National Market and we will be subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company or of any of its affiliates, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Three of our current directors meet the independence standard of the Nasdaq rules.

  Election of Directors

     Our articles of association provide that our board of directors will have no more than nine directors. Prior to this offering, several of our directors were appointed by specific classes of our existing preferred shares pursuant to the Amended and Restated Shareholders Rights Agreement dated February 8, 2000 and our articles of association. The rights of specific classes of our existing preferred shares will terminate upon closing of this offering. Following this offering directors will be elected by plurality of the votes cast represented at a shareholders meeting.

     Our articles of association provide that a director may appoint, by written notice to us, any individual, whether or not the person is then a member of the board of directors, to serve as an alternate director. Any alternate director will have all of the rights and obligations of the director appointing him, except the power to appoint an alternate, unless otherwise specifically provided for in the appointment of the alternate. The alternate director may not act at any meeting at which the director appointing him is present. The alternate director may act as an alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes and for an indefinite time.

  Audit Committee Under Israeli Law and Nasdaq Rules

     Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

     - the chairman of the board of directors;

     - any controlling shareholder or a relative of a controlling shareholder;
       and

     - any director employed by the company or who provides services to the company on a regular basis.

     The role of the audit committee under the Companies Law is to detect defects in the management of the company's business through, among other things, consultation with the Company's internal or external auditor and to suggest to the board methods to correct those defects. In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and third parties in which they have a personal interest.

     An audit committee may not approve an action or a transaction with an office holder or a controlling shareholder or a third party in which they have a personal interest unless at the time of approval the two external directors are serving as members of the audit committee. In addition, at least one of the external directors must be present at the meeting in which an approval was granted. We intend to appoint the external directors elected under the Companies Law to our audit committee. See "Board Committees" below for information relating to our audit committee.

     Nasdaq requires that our board of directors contain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq rules include, among other things, an evaluation of the degree of independence of the company's outside auditors. Our current audit committee complies with Nasdaq rules. In addition, we have adopted an audit committee charter in compliance with Nasdaq rules.

  Internal Auditor

     The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We intend to appoint an internal auditor in accordance with the requirements of the Companies Law.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

     The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title. Each person listed in the table under "Directors and Executive Officers" above is an office holder under Israeli law.

     The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval.

     Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

     For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in specified transactions with us, see the section of this prospectus entitled "Related Party Transactions."

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     - a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     - any fine levied against the office holder as a result of a criminal offense.

  Office Holder Insurance

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     - a breach of his duty of care to us or to another person;

     - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     - a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

  Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder against:

     - a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

     - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

     Our articles of association will be amended to include:

     - a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; and

     - a provision authorizing us to retroactively indemnify an office holder.

  Required Approvals

     In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

     We have obtained directors and officers liability insurance.

BOARD COMMITTEES

     Our compensation committee consists of Messrs. Eisenberg and Smith. The compensation committee makes recommendations to the board of directors regarding the various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees.

     Our audit committee consists of Messrs. Connaughton, Semler and Smith. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

COMPENSATION OF DIRECTORS

     Members of our board of directors who are not executive officers do not currently receive any cash compensation for serving on the board of directors or any committee of the board. Our directors, however, are reimbursed for the expenses they incur in attending meetings of the board or board committees.

     Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Director's compensation arrangements also require audit committee approval before board approval and subsequent shareholder approval. In December 1999, we issued options to purchase 45,000 ordinary shares to Christopher Saridakis. These options have an exercise price of $1.00 per share, vest over a three year period and expire in December 2009.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table sets forth information for the fiscal year ended December 31, 1999 concerning the compensation we paid to our Chief Executive Officer and four highest paid executive officers, the Named Officers.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                ANNUAL COMPENSATION                 COMPENSATION
                                         ----------------------------------   -------------------------
                                                                              SECURITIES
                                                               OTHER ANNUAL   UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION               SALARY     BONUS     COMPENSATION    OPTIONS     COMPENSATION
---------------------------              --------   --------   ------------   ----------   ------------
Daniel T. Ciporin......................  $190,750   $100,000     $     --     1,621,510      $     --
  President and Chief Executive Officer
Nahum Sharfman, Ph.D...................   132,445         --       41,987(3)         --            --
  Chairman and Co-Founder
Ignacio Fanlo..........................    69,375     26,458           --       650,000            --
  Chief Operating and Financial Officer
     (1)
Amir Ashkenazi.........................   128,024         --       48,782(4)         --        38,968(5)
  Chief Technology Officer and
     Co-Founder
Lance Podell...........................    83,750     30,000           --       400,000            --
  Chief Marketing Officer (2)

---------------
(1) Mr. Fanlo started employment with us in August 1999.

(2) Mr. Podell started employment with us in June 1999.

(3) Amount represents a car allowance and contributions to executive benefits plan.

(4) Amount represents reimbursed housing and car allowances and contributions to executive benefits plan.

(5) Amount represents reimbursed relocation expenses.

OPTION INFORMATION

  Option Grants in Last Fiscal Year

     The following table contains information concerning the stock option grants made to each of the Named Officers in 1999. Unless otherwise noted, 25% of each stock option grant vests on the first anniversary of the grant date and the remaining balance vests in equal monthly installments over the next 36 months and has a term of ten years. The per share exercise price of all options granted to our Named Officers represents the fair market value of our ordinary shares on the grant date.

     Amounts described in the following table under the heading "Potential Realizable Value at Assumed Rates of Share Price Appreciation for Option Term" represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. Actual gains, if any, on share option exercises will depend on the future performance of the ordinary shares and the date on which the options are exercised. No gain to the optionees is possible without an appreciation in share price, which will benefit all shareholders commensurately.

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                            NUMBER OF                                                      ANNUAL RATES OF SHARE
                            SECURITIES      % OF TOTAL                                       PRICE APPRECIATION
                            UNDERLYING    OPTIONS GRANTED                                     FOR OPTION TERM
                             OPTIONS       TO EMPLOYEES        EXERCISE       EXPIRATION   ----------------------
                             GRANTED        IN 1999(1)      PRICE PER SHARE      DATE         5%          10%
                            ----------    ---------------   ---------------   ----------   ---------   ----------
Daniel T. Ciporin.........   1,521,510(2)(3)      36.8%          $0.06            1/8/09    $60,860     $152,151
                               100,000(3)       2.4               0.75          11/30/09     47,000      120,000
Nahum Sharfman, Ph.D......          --           --                 --                --         --           --
Ignacio Fanlo.............     500,000(3)(4)      12.1            0.26           8/15/09     80,000      205,000
                               150,000(3)       3.6               0.75          11/30/09     70,500      180,000
Amir Ashkenazi............          --           --                 --                --         --           --
Lance Podell..............     300,000(3)       7.3               0.26           6/15/09     48,000      123,000
                                50,000          1.2               0.50           11/2/09     15,500       40,000
                                50,000          1.2               0.50          11/18/09     15,500       40,000

------------
(1) Based on a total of 4,133,167 options granted under our stock option plan.

(2) Under the terms of his option grant, Mr. Ciporin is entitled to a special one-time vesting of 190,188 options upon the later of January 8, 2000 or the effective date of our initial public offering. Thereafter, any remaining unvested options vest at a rate of 31,698 per month.

(3) 50% of these options will vest immediately upon a change of control or if we are merged into another company.

(4) Under the terms of his option grant, Mr. Fanlo is entitled to a special one-time vesting of 62,502 options upon the later of August 15, 2000 or the effective date of our initial public offering. Thereafter, any remaining unvested options vest at a rate of 10,417 per month.

  Year-End Option Values

     No options were exercised by the executive officers during the fiscal year ended December 31, 1999. The following table provides certain information concerning options granted by us as of December 31, 1999, with respect to each of the executive officers.

                             OPTION GRANTS IN 1999

                                       NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS HELD AT          IN-THE-MONEY OPTIONS HELD AT
                                              DECEMBER 31, 1999                   DECEMBER 31, 1999(1)
                                       --------------------------------      ------------------------------
NAME                                   EXERCISABLE       UNEXERCISABLE       EXERCISABLE      UNEXERCISABLE
----                                   ------------      --------------      -----------      -------------
Daniel T. Ciporin....................      --              1,621,510             --            $1,455,219
Nahum Sharfman, Ph.D. ...............      --                     --             --                    --
Ignacio Fanlo........................      --                650,000             --               407,500
Amir Ashkenazi.......................      --                     --             --                    --
Lance Podell.........................      --                400,000             --               272,000

------------
(1) Based on the fair market value of our ordinary shares as determined by our board of directors at the end of 1999 of $1.00 per share, less the exercise price payable for such shares.

  Option Plan

     We currently maintain a stock option plan for the benefit of our employees, directors and consultants. The purpose of our option plan is to afford an incentive to employees, directors and consultants of DealTime and our subsidiaries to acquire a proprietary interest in our share capital, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

     Pursuant to our stock option plan, we have reserved 6,100,000 ordinary shares for issuance. We intend to increase to 8,000,000 the number of ordinary shares reserved for issuance under the stock option plan. Options to purchase 4,117,667 ordinary shares are outstanding under our option plan, and we expect that 3,882,333 additional ordinary shares will be available for grants of additional options. The average exercise price of options outstanding under our stock option plan is $0.27.

     Our stock option plan is administered by the compensation committee of our board of directors, or by our board of directors if we cease to have a compensation committee. The exercise price of incentive stock options is determined by our board of directors but may not be less than the fair market value of the ordinary shares. The vesting schedule of the options is also determined by our board of directors, but generally the options vest over a four-year period. Each option granted under the option plan is exercisable until ten years after the date of grant.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with our President and Chief Executive Officer and our Chief Operating and Financial Officer. These agreements include provisions relating to the assignment of intellectual property rights to us, non-competition and confidentiality. The agreements with Messrs. Ciporin and Fanlo provide for payment of 50% of the annual salary and bonuses (i) upon termination without cause or resignation for good reason under specified conditions and (ii) upon termination without cause prior to the end of a 120-day period after our initial public offering of securities. We also have entered into an employment agreement with our Chief Marketing Officer. Our agreement with Mr. Podell provides for payment of 25% of his total compensation upon termination without cause or for good reason.

                           RELATED PARTY TRANSACTIONS

     In connection with our employment agreement with Daniel T. Ciporin, our President and Chief Executive Officer, we loaned $100,000 to Mr. Ciporin on January 8, 1999. This loan bears interest at a rate of 7% per annum and is due upon the sooner of December 31, 2001 and the termination of Mr. Ciporin's employment. However, we have agreed to forgive repayment of this loan as of March 31, 2000.

     We have granted registration rights to holders of preferred shares outstanding prior to consummation of this offering and to our co-founders, Nahum Sharfman and Amir Ashkenazi. See "Description of Ordinary Shares -- Registration Rights" for additional details.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to us regarding the beneficial ownership, as of March 1, 2000, of our share capital for (i) each person or group who beneficially owns more than 5% of our ordinary shares on an as-converted basis, (ii) each of our directors and executive officers and (iii) all of our directors and executive officers as a group. The address of each named holder, director and executive officer is c/o DealTime.com Ltd., 1 Zoran Street, Netanya, Israel. We base the number of shares to be owned after the offering upon expressions of interest received from our existing shareholders that may change prior to the closing of this offering.

                                                                                            ORDINARY AND
                                                                  ORDINARY SHARES       ORDINARY-EQUIVALENT
                                                                   BENEFICIALLY         SHARES BENEFICIALLY
                                                                OWNED PRIOR TO THE        OWNED AFTER THE
                                                                     OFFERING                 OFFERING
                                                              -----------------------   --------------------
                            NAME                                NUMBER     PERCENT(1)     NUMBER     PERCENT
                            ----                              ----------   ----------   ----------   -------
Odeon Capital Partners L.P. ................................   4,050,660      12.7%
Israel Seed II L.P. ........................................   3,600,391      11.3
Nomura International plc....................................   3,558,989      11.0
WaterView Partners L.P. ....................................   1,790,264       5.6
Bain Capital Integral Investors LLC.........................   1,730,104       5.4
Daniel T. Ciporin(2)........................................     507,170       1.6
Nahum Sharfman, Ph.D........................................   2,707,970       8.5
Ignacio Fanlo...............................................          --        --
Amir Ashkenazi..............................................   2,232,720       7.0
Lance Podell................................................          --        --
Ezra Katzen(3)..............................................      64,246         *
John P. Connaughton(4)......................................   1,730,104       5.4
Michael Eisenberg(5)........................................   3,600,391      11.3
Christopher Saridakis(2)....................................          --        --
Eric Semler(6)..............................................   1,790,264       5.6
Matthew A. Smith(7).........................................   4,072,090      12.7
All executive officers and directors as a group (11
  persons)..................................................  16,749,955..    51.2

------------
 * Represents beneficial ownership of less than 1% of the outstanding ordinary shares.

(1) Applicable percentage ownership in the following table is based on 31,809,941 ordinary-equivalent shares outstanding immediately prior to the consummation of this offering. Beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or as to which a person has the right to acquire ownership at any time within 60 days after the date of determination. Shares that a person or group has the right to acquire within 60 days after the date of this Prospectus pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group but are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group listed in this table. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

(2) This number represents options to purchase ordinary shares.

(3) Mr. Katzen beneficially owns 64,246 shares through M.L. Trust Company Ltd.

(4) Mr. Connaughton is affiliated with Bain Capital Integral Investors LLC. As such, he may be deemed to share voting power with respect to the shares owned by Bain Capital Integral Investors LLC. Mr. Connaughton expressly disclaims beneficial ownership of the shares owned by Bain Capital Integral Investors LLC.

(5) Mr. Eisenberg is affiliated with Israel Seed II L.P. As such, he may be deemed to share voting power with respect to the shares owned by Israel Seed II L.P. Mr. Eisenberg expressly disclaims beneficial ownership of the shares owned by Israel Seed II L.P.

(6) Mr. Semler is affiliated with WaterView Partners, L.P. As such, he may be deemed to share voting power with respect to the shares owned by WaterView Partners, L.P. Mr. Semler expressly disclaims beneficial ownership of the shares owned by WaterView Partners L.P.

(7) Mr. Smith owns 21,430 shares directly. Mr. Smith is affiliated with Odeon Capital Partners L.P. As such he may be deemed to share voting power with respect to the 4,050,660 shares owned by Odeon Capital Partners L.P. prior to the offering and which we expect that Odeon Capital Partners L.P. will own immediately after closing of this offering.

                         DESCRIPTION OF ORDINARY SHARES

     Prior to consummation of this offering, our authorized share capital consisted of 28,304,770 ordinary shares, 4,738,080 Series A convertible preferred shares, 4,457,150 Series B convertible preferred shares, 12,500,000 Series C convertible preferred shares and 10,200,000 Series D convertible preferred shares, all of which have a par value of NIS 0.01 per share.

     We are currently subject to the provisions of the Companies Law which became effective on February 1, 2000.

     All of our issued and outstanding shares are, and the ordinary shares when issued and paid for will be, duly authorized and validly issued, fully paid and non-assessable. Neither our articles of association, nor the laws of the State of Israel, restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

     The Series A shares, Series B shares, Series C shares and Series D shares will automatically convert into ordinary shares upon the consummation of this offering.

TRANSFER OF SHARES

     Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.

ELECTION OF DIRECTORS

     Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders' meeting have the power to elect all of our directors.

DIVIDEND AND LIQUIDATION RIGHTS

     We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of our profits under the Companies Law. Declaration of a final dividend requires approval by an ordinary shareholders' resolution, which may decrease but not increase the amount proposed by the board of directors. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise.

NOTICES

     Each shareholder of record is entitled to receive at least seven days' prior notice of an ordinary shareholders' meeting and at least 21 days' prior notice of any shareholders' meeting in which a special resolution is to be adopted. Under the Companies Law, unless otherwise provided in the company's articles of association or by applicable law, all shareholders' meetings require prior notice of at least 21 days.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be affected if shares with special or preferential voting rights are authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least four shareholders representing each class of shares present in person or by proxy who hold or represent between them at least 51% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may determine with the consent of the holders of a majority of the voting power represented at such meeting. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

     Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with office holders, will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the resolution.

     Our Articles of Association provide that actions such as amending the Memorandum or Articles of Association, changing our name, making changes in our capital structure (such as a reduction of capital, increase of capital or share split), merger or consolidation, voluntary winding-up, authorizing a new class of shares or changing special rights of a class of shares require adoption of a special resolution. Passing a special resolution requires approval by the holders of not less than 75% of the voting power of our share capital represented in person or by proxy at the meeting and voting on the resolution. Under the Companies Law, many of these actions (including, amending the articles of association, making changes in the capital structure, approving various interested party transactions and approving merger transactions) may be effected at a shareholder meeting by a simple majority of the voting power represented at the meeting and voting on the matter. In order for the shareholder voting requirements contained in the Companies Law to apply to us, we must specifically amend our Articles of Association to that effect by approval of 75% of the voting power represented at the shareholders meeting.

     Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company, including among other things when voting at the general meeting of shareholders on the following matters:

     - any amendment to the articles of association;

     - an increase of the authorized share capital of the company;

     - a merger; or

     - approval of some of the acts and transactions which require shareholder approval.

     In addition, a shareholder has the general duty to refrain from depriving other shareholders of their rights. Furthermore, any controlling shareholder, any shareholder who knows that he possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the articles of association, has the power to appoint an office holder is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

     The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to vote at a general meeting, except that if he is a shareholder he may cast his votes in the same manner as any other shareholder.

MODIFICATION OF CLASS RIGHTS

     Our Articles of Association provide that the rights attached to any class of shares, such as voting rights and rights to dividends, may be modified or abrogated only by a special resolution subject to the consent in writing of the holders of the all issued shares of the affected class, or with the adoption of a special resolution passed at a separate general meeting of the shareholders of such class. Under the Companies Law, changes to the rights of a particular class of shares may be modified or abrogated by effecting the necessary amendment to the articles of association, provided that the affected shareholders approve the change by a class meeting in which a majority of the voting power of the class represented at the meeting and voting on the matter approve the change. In order for the shareholder voting requirements contained in the Companies Law to apply to us, we must specifically amend our Articles of Association to that effect by approval of 75% of the voting power represented at a shareholder meeting or a meeting of the holders of a particular class of shares. We have currently chosen not to adopt this amendment.

REGISTRATION RIGHTS

     We have agreed to cause a registration statement to be filed with the SEC upon the demand of the holders of 20% of the preferred shares outstanding prior to this offering made on or after the 120th day following the effective date of this offering. We are obligated to use our best efforts to cause this registration statement to become effective within 61 days of that demand and, if effected in connection with an underwritten public offering, to keep it effective until the distribution of shares in that offering is complete, or for 180 days if effected otherwise. We have the right, exercisable by the 31st day after that demand, to nullify it in order to file a registration statement for an offering of our equity securities for our own account.

     We can also be obligated to effect two other demand registrations. The second and third demands will not be effective, however, unless the holders of at least 10% of the ordinary shares issued upon conversion of the Series D shares, other than those holders who also held Series A shares, Series B shares or Series C shares, join in the request. The second and third demands will not be effective if we have filed a registration statement for an offering of our equity securities for our own account within the preceding 180 days, or for the account of others within the preceding 90 days.

     Holders of ordinary shares issued upon conversion of our preferred shares will also be entitled, during any 12-month period, to two shelf registrations once we become eligible to use Form S-3 under the Securities Act of 1933, so long as the aggregate net proceeds from the sale of the ordinary shares to be included in the registration is at least $5 million.

     If all demand registrations have been utilized and the holders of at least 75% of the unregistered ordinary shares issued upon conversion of (1) our Series A shares and Series B shares, (2) our Series C shares or (3) our Series D shares have not participated in any of the demand registrations, then these groups of holders will each be entitled to an additional shelf registration provided that we are eligible to use Form S-3.

     In addition, our co-founders, Nahum Sharfman and Amir Ashkenazi, have the right to require us to register their ordinary shares after we have effected at least two registrations on behalf of holders of ordinary shares issued upon conversion of our preferred shares.

     These registration rights will terminate three years after the consummation of this offering.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

     The Companies Law requires that each company that is party to a merger approve the transaction by the vote of its board of directors. The law also requires approval by the majority of each of the merging companies' outstanding shares, excluding shares held by the other merging company or any person holding at least 25% of the other merging company, at a shareholders' meeting called on at least 21 days' prior notice. The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either merging company to a proposed merger, the court may delay or prevent the merger if it believes that a reasonable concern exists that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies. Our articles of association require a vote of at least 75% of the shareholders to approve a merger. Notwithstanding the approval requirements set forth in the Companies Law, companies like ours that were incorporated prior to the Companies Law coming into effect must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Companies Law. The Companies Law provides that adoption of this amendment requires approval of 75% of the voting power represented at the shareholders' meeting at which the matter is considered.

     The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition.

     Finally, Israeli tax law treats certain acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

LISTING

     We intend to apply to have our ordinary shares quoted on the Nasdaq National Market under the symbol "DEAL."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our ordinary shares will be American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, New York 10005 and its telephone number at this location is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of ordinary shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of ordinary shares, assuming no exercise of the underwriters' over-allotment option. Of these shares, (i) all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act, and (ii) all of the shares outstanding prior to this offering will be "restricted securities" (as defined in Rule 144) which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 or Rule 701 of the Securities Act, which rules are summarized below. The restricted securities will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the 180-day lock-up period.

     The following table indicates approximately when the ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market.

           ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET

90 days after the date of this prospectus...................
180 days after the date of this prospectus..................

LOCK-UP AGREEMENTS

     All of our officers and directors have signed lock-up agreements under which they agreed not to transfer, dispose of or hedge any shares of ordinary shares or any securities convertible into or exchangeable for shares of ordinary shares for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of FleetBoston Robertson Stephens Inc. See "Underwriting."

RULE 144 OF THE SECURITIES ACT

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of ordinary shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of ordinary shares then outstanding, which
       will equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701 OF THE SECURITIES ACT

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of our ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The Securities and Exchange Commission has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

SHARE OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities Act covering shares of our ordinary shares reserved for issuance under our 1999 Omnibus Stock Option Plan & Restricted Stock Incentive Plan. The registration statement on Form S-8 will become effective automatically upon filing. As of December 31, 1999, options to purchase 4,117,667 ordinary shares were issued and outstanding and an additional 1,982,333 ordinary shares were available for grant.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income and withholding tax consequences to a purchaser of our ordinary shares in the offering that is a U.S. holder. For purposes of the summary, a "U.S. holder" is:

     - a citizen or resident of the United States;

     - a corporation created or organized in the United States or under the laws of the United States or of any state;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     The summary is for general information purposes only and is not intended as tax advice to any particular holder. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a person's decision to purchase our ordinary shares. The summary considers only U.S. holders that will own ordinary shares as capital assets. Certain United States federal income and withholding tax consequences to non-U.S. holders are also discussed below.

     The summary is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. It does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder based on such holder's individual circumstances.

     In addition, this discussion does not address the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including taxpayers who:

     - are broker-dealers or insurance companies;

     - have elected mark-to-market accounting;

     - are tax-exempt organizations;

     - are financial institutions or "financial services entities";

     - hold ordinary shares as a part of a "straddle," "hedge" or "conversion" transaction with other investments;

     - are individual retirement or other tax-deferred accounts;

     - are subject to the alternative minimum tax;

     - own directly, indirectly or by attribution at least 10% of our voting power; and

     - do not use the U.S. dollar as their functional currency.

     The summary does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the summary does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity.

     Each prospective investor is therefore urged to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

TAXATION OF ORDINARY SHARES

     Taxation of Dividends Paid on Ordinary Shares. We have never paid dividends and we currently do not intend to pay dividends in the future. In the event that we were to pay a dividend and subject to the discussion of the passive foreign investment company rules below, a U.S. holder would be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date of the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as capital gain. U.S. corporate holders will not be allowed a deduction for dividends received in respect of distributions on ordinary shares.

     If a dividend distribution is paid in NIS, the amount includible in the income of a U.S. holder will be the U.S. dollar value, on the date of receipt, of the NIS amount distributed, regardless of whether the payment is actually converted into U.S. dollars at that time. A U.S. holder who receives NIS and converts the NIS into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the NIS against the U.S. dollar. U.S. holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

     U.S. holders will generally have the option of claiming the amount of any Israeli income taxes withheld at the source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. federal income tax liability for the year attributable to some foreign source taxable income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that such holder is under an obligation to make related payments with respect to substantially similar or related property. Instead a deduction may be allowed. Any days during which a U.S. holder has substantially diminished his risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. A dividend distribution included in ordinary income will be treated as foreign source income and will generally be classified as "passive income" for U.S. foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex and prospective investors should consult their own tax advisors with respect thereto.

     Taxation of the Disposition of Ordinary Shares. Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's adjusted tax basis in the ordinary shares, which is usually the cost of such shares as adjusted, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for noncorporate taxpayers. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. However, a loss of this type generally will be treated as a foreign source loss to the extent that dividends were received by the U.S. holder within the 24-month period preceding the date on which the loss was recognized. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. holder who receives NIS upon the disposition of ordinary shares and converts the NIS into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the NIS against the U.S. dollar. U.S. holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

     We will be deemed to be a PFIC if, in general, 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if, in general, 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in this offering. If we were deemed to be a PFIC, and a U.S. holder did not make an election to treat us as a "qualified electing fund" and no mark-to-market election were made, each as described below, then:

     - Excess distributions by us to a U.S. holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by the U.S. holder from us in the shorter of either the three previous years or such holder's holding period of the ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our shares. A U.S. holder must include amounts allocated to the current taxable year and to any non-PFIC years in gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     - The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of ordinary shares (including in certain circumstances any disposition that would otherwise be tax-free) will also be considered an excess distribution and will be subject to tax as described above.

     - A U.S. holder's tax basis in shares that were acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent's death, but instead will be equal to the decedent's basis, if lower.

     A U.S. holder of a PFIC can avoid many of the special PFIC tax rules if the holder makes an election to treat us as a "qualified electing fund" for the first taxable year that we are a PFIC in which such holder owns ordinary shares and if we comply with reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, whether or not such amounts were distributed, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the Internal Revenue Service ("IRS"). A shareholder makes the election by attaching a completed IRS form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if an election is not made, a shareholder in a PFIC who is a U.S. holder must file a completed IRS form 8621 every year.

     Alternatively, if we were a PFIC, U.S. holder of ordinary shares may elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A mark-to-market election is subject to complex and specific rules and requirements.

     We believe that we were not a PFIC for 1999 and, based on our current business plans, we do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status, however, are applied annually and it is difficult to make accurate predictions of future income, assets and activities which are relevant to this determination. Accordingly, we cannot be sure that we will not be deemed to be a PFIC. A U.S. holder who holds ordinary shares during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC. If we were determined to be a PFIC with respect to a year in which we had not thought that we would be so treated, we would not have provided the information to enable U.S. holders to make a qualifying fund election.

     U.S. holders are strongly urged to consult their own tax advisors regarding the PFIC rules and the advisability of making a qualifying electing fund election or a mark-to-market election in the event we are classified as a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

     A non-U.S. holder of ordinary shares will generally not be subject to U.S. federal income or withholding tax (other than backup withholding) on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

     - such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

     - the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     - the non-U.S. holder is subject to tax pursuant to the provisions of United States tax laws applicable to U.S. expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Under existing regulations, such dividends are not subject to back-up withholding. Treasury regulations effective January 1, 2001 would impose back-up withholding at a rate of 31% on our dividends that are paid in the United States unless the U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds from the disposition of ordinary shares unless the U.S. holder provides an IRS form W-9 or otherwise establishes an exemption.

     A non-U.S. holder may be subject to backup withholding at a rate of 31% on dividends and proceeds from the disposition of ordinary shares unless the non-U.S. holder provides a taxpayer identification number, certifies to such holder's foreign status or otherwise establishes an exemption.

     The amount of any back-up withholding will be allowed as a credit against U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the principal tax laws applicable to companies in Israel, with reference to the effect of these laws on DealTime.com, and Israeli government programs benefiting us or which may benefit us. This section also contains a discussion of Israeli tax consequences to persons
acquiring           shares in this offering. This summary does not discuss all acts of Israeli tax law that may be relevant to you in light of your personal investment circumstances or to some types of investors subject to special treatment under Israeli law, such as businesses in Israel or persons who own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, the views expressed in this discussion may not be accepted by the tax authorities. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     You are urged to consult your tax advisor as to the Israeli or other tax consequences of the purchase, ownership and disposition of shares in this offering, as well as the effect of any federal, state or local taxes in other relevant countries.

GENERAL CORPORATE TAX STRUCTURE

     The general corporate tax rate in Israel is currently 36%. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less. See "-- Law for the Encouragement of Capital Investments, 1959" below.

     Under the Law for the Encouragement of Industry (Taxes), 1969, which is referred to as the Industry Encouragement Law, a company qualifies as an industrial company if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from some loans, marketable securities, capital gains, interest and dividends, is derived from industrial enterprises owned by it. An "industrial enterprise" is defined as an enterprise whose major activity in a given tax year is industrial manufacturing. It is unclear whether we qualify as an industrial company.

     Pursuant to the Industry Encouragement Law, an industrial company is entitled to amortize the purchase price of know-how, patents or patent rights over eight years, beginning with the year in which the rights were first used, and is also entitled to amortize expenses incurred in connection with the issuance of publicly traded shares over a period of three years from the year in which the expenses were incurred.

     Moreover, industrial enterprises that receive approved enterprise status may choose between the regular depreciation rates and accelerated rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200%, in respect of equipment, to 400%, in respect of buildings, of the ordinary depreciation rates during the first five years of service, subject to a ceiling of 20% per year with respect to depreciation of buildings.

     Qualification as an industrial company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli government authority. We cannot assure you that we will qualify as an industrial company or will be able to avail ourselves of any benefits available to companies so qualifying.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investments, 1959, which is referred to as the Capital Investments Law, provides that capital investments by an industrial company in a production facility or other eligible facilities may, upon application to the Israeli Investment Center of the Ministry of Industry and Trade, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the equipment. An approved enterprise is entitled to benefits, including in some circumstances Israeli government cash grants and tax benefits.

     Taxable income derived from an approved enterprise is subject to a reduced corporate tax rate of 25% for the benefit period. This income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital, conferring rights to shares, profits, voting and appointment of directors, and the percentage of the combined share and loan capital owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90% and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or 10 years for a company whose foreign investment level exceeds 25%, commencing on the year in which the approved enterprise first generates taxable income. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced and 14 years from the year of receipt of approved enterprise status.

     An approved enterprise approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an alternative benefits program under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and 10 years, depending upon the location within Israel of the approved enterprise, commencing on the first year in which the company generates taxable income. Grants as well as a tax exemption period of two years are available in National Priority Region A. On expiration of the exemption period, or upon distribution of a dividend, the approved enterprise would be eligible for the otherwise applicable beneficial tax rates under the Capital Investments Law for the remainder of the otherwise applicable benefits period. We cannot assure you that the current benefit programs will continue to be available under Israeli law or that we will qualify for benefits under the current programs.

     We have applied for approved enterprise status under the Capital Investments Law for our investment program, under the alternative benefits program. We have not yet received approval for this status, and the policy of the Investment Center regarding approved enterprise status for companies whose primary business is operating an Internet site is unclear. If approved, income derived from our alternative benefit program would be exempt from tax for two years, commencing on the first year in which we generate taxable income from the approved enterprise. We cannot assure you that our applications will be approved or that we will receive any tax benefits.

     A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the alternative benefits program. The dividend recipient is taxed at the reduced rate of 15%, applicable to dividends from approved enterprises if the dividend is distributed during the tax benefits period or within 12 years after the benefits period. The withholding tax rate will be up to 25% after such period. In the case of a company with an over 25% foreign investment level, the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at the source, regardless of whether the dividend is converted into foreign currency.

     From time to time, the Israeli government has discussed reducing the benefits available to companies under the Capital Investments Law. The termination or substantial reduction of any of the benefits available under the Capital Investments Law could materially impact the cost of our future investments.

     Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve the application is based, among other things, on the then prevailing criteria set forth in the Capital Investments Law, on the specific objectives of the company as set forth in the application and on financial criteria. Accordingly, we cannot assure you that any application will be approved. In addition, the benefits available to an approved enterprise are conditioned upon the fulfillment of conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that our applications are approved and these conditions are violated, in whole or in part, we will be required to refund the amount of tax benefits, together with linkage differences tied to the Israeli consumer price index and interest.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustment) Law, 1985, which is referred to as the Inflationary Adjustment Law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustment Law provides significant tax adjustments to taxable income and depreciation methods, as well as tax loss carry-forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law.

     The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "foreign-invested companies," which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes, rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a "foreign-invested company" is a company, more than 25% of whose share capital, in terms of rights to shares, profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate may not change that election for a period of three tax years following the election. We believe that we qualify as a foreign investment company within the meaning of the Inflationary Adjustment Law. We have not yet elected to measure our results for tax purposes based on the dollar exchange rate but may do so in the future.

TAX BENEFITS OF RESEARCH AND DEVELOPMENT

     Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for capital and other expenditures in scientific research and development projects, if the expenditures are approved by the relevant government ministry and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking the deduction. Expenditures not so approved are deductible over a three-year period. Expenditures made out of proceeds made available to us through government grants are not deductible. To date, none of our research and development programs have been approved by the Israeli Chief Scientist, and accordingly we have been able to deduct a portion of our research and development expenses.

WITHHOLDING AND CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income, such as dividends, royalties and interest, as well as non-passive income from business conducted in Israel. We are generally required to withhold income tax at the rate of 25%, or 15% for dividends generated by an approved enterprise, on all distributions of dividends.

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, sales of our ordinary shares offered by this prospectus are exempt from Israeli capital gains tax for so long as

     - the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance,

     - we continue to qualify as an industrial company or industrial holding company, and

     - the shares are not held for business purposes.

     Furthermore, under the income tax treaty between the United States and Israel, a holder of our shares who is a U.S. resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of any such shares unless the holder owns, directly or indirectly, 10% or more of the voting power of our share capital at any time within the 12-month period preceding the sale, exchange or other disposition, subject to particular conditions.

     A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to the income, provided that the income was not derived from a business conducted in Israel by the taxpayer and that the taxpayer has no other sources of income in Israel.

     Israel presently has no estate or gift tax.

FOREIGN EXCHANGE REGULATIONS

     Dividends (if any) paid to the holders of the ordinary shares offered hereby, and any amounts payable with respect to our ordinary shares upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., Warburg Dillon Read LLC and Nomura International plc, have severally agreed with us, subject to the terms and conditions in the underwriting agreement, to purchase from us the number of ordinary shares set forth below opposite their respective names. The underwriters are committed to purchase and pay for all ordinary shares if any are purchased.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
FleetBoston Robertson Stephens Inc. ........................
Bear, Stearns & Co. Inc. ...................................
Warburg Dillon Read LLC.....................................
Nomura International plc....................................
                                                              --------
     Total..................................................
                                                              ========

     The representatives have advised us that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the ordinary shares. Consequently, the public offering price for the ordinary shares offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Over-allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to additional ordinary shares to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to
purchase any of the additional           ordinary shares, the underwriters have
severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of ordinary shares offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, under the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the ordinary shares offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us:

                                                                           TOTAL
                                                                   ----------------------
                                                                    WITHOUT       WITH
                                                          PER        OVER-        OVER-
                                                         SHARE     ALLOTMENT    ALLOTMENT
                                                         ------    ---------    ---------
Underwriting Discounts and Commissions payable by us...  $          $            $

     We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

  Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Lock-up Agreement

     Each of our executive officers and directors has agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise dispose of, loan, pledge or grant any rights with respect to any ordinary shares or any options or warrants to purchase any ordinary shares, or any securities convertible into or exchangeable for ordinary shares owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. This restriction terminates after the close of trading of the shares on the 180th day of (and including) the day the shares commenced trading in the Nasdaq National Market. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of any ordinary shares, any options or warrants to purchase any ordinary shares or any securities convertible into, exercisable for or exchangeable for ordinary shares, other than our sale of ordinary shares in the offering, the issuance of ordinary shares upon the exercise of outstanding options or warrants and the issuance of options under existing stock option and incentive plans.

  Stabilization

     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A "syndicate covering transaction" is the bid for or purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the ordinary shares originally sold by such underwriter or syndicate member are purchased by the representatives in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Private Placements

     In June through October 1999, we issued an aggregate of 8,523,102 shares of our Series C convertible preferred shares and warrants to purchase an aggregate of 1,263,154 shares of our Series C convertible preferred shares at a per share price of $2.2538 in a private placement. Nomura International plc acted as the placement agent in this private placement for shares sold outside of the United States and it waived its customary fee for its services. As part of this private placement, Nomura International plc purchased 3,094,773 shares of our Series C convertible preferred shares and a warrant to purchase 464,216 shares of our Series C convertible preferred shares that will convert into an equivalent number of our ordinary shares upon the closing of this offering.

     In February 2000, we issued an aggregate of 8,940,867 shares of our Series D convertible preferred shares at per share price of $5.78 in a private placement. Warburg Dillon Read LLC acted as the placement agent in this private placement, and it received a customary fee for its services. In addition, Warburg Dillon Read LLC received a warrant to purchase 227,077 shares of our Series D convertible preferred shares that will convert into an equivalent number of our ordinary shares upon the closing of this offering.

  Directed Share Program

     At our request, certain of the underwriters have reserved up to 10% of the ordinary shares (the "Directed Shares") for sale at the initial public offering price to persons who are our directors, officers or employees, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase such shares. The number of ordinary shares available for sale to the general public will be reduced to the extent of sales of the Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the Underwriters on the same basis as all other ordinary shares offered hereby. We have agreed to indemnify those certain Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

  Agreements by the Underwriters

     The underwriters have agreed that:

     - they will not offer the ordinary shares in Israel to more than thirty-five persons in the aggregate other than entities as classified as accredited investors under Israeli law;

     - they will deliver to us and to the Israel Securities Authority the names and addresses of these offerees within seven days of the closing of the offering; and

     - they will obtain representation from each of these offerees that he is purchasing ordinary shares for investment purposes only, and not for purpose of resale.

                                 LEGAL MATTERS

     The validity of the ordinary shares being offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for the Company by Meitar, Liquornik, Geva & Co., Ramat Gan, Israel. Members of Meitar, Liquornik, Geva & Co. beneficially own 256,984 ordinary shares. Ezra Katzen, our General Counsel and Secretary, was formerly a partner in the law firm of Meitar, Liquornik, Geva & Co. until he joined us in March 2000. Legal matters in connection with this offering with respect to U.S. law will be passed upon for the Company by Chadbourne & Parke LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York, with respect to U.S. law and Naschitz, Brandes & Co., Tel Aviv, Israel, with respect to Israeli law.

                                    EXPERTS

     Kost Forer & Gabbay, a member of Ernst & Young International, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the two years in the period ended December 31, 1999, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Kost Forer & Gabbay, a member of Ernst & Young International, given on their authority as experts in accounting and auditing.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon us and our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets and a significant number of our directors and officers and the Israeli experts named in this prospectus are located outside the United States, any judgment obtained in the United States against us or our directors, officers or Israeli experts predicated upon the civil liability provisions of the federal securities laws of the United States may not be collectible within the United States.

     We have been informed by our legal counsel in Israel, Meitar, Liquornik, Geva & Co., that there is doubt concerning the enforceability of civil liabilities under United States securities laws in original actions instituted in Israel. However, subject to time limitations, Israeli courts may enforce United States final executory judgments in civil matters, including a monetary or compensatory judgment in a non-civil matter obtained after due process before a court of competent jurisdiction. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of judgment of Israeli courts, provided that:

     - the judgment is enforceable in the state in which it was given;

     - adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

     - the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

     - the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

     - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     We have irrevocably appointed DealTime.com, Inc., our wholly-owned subsidiary, as our agent to receive service of process in any action against us in any federal court or state court in the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering. We have not given our consent for any agent to accept service of process in connection with any other claim. These appointments are irrevocable, provided that we shall have the right to appoint a successor agent for service, if the successor is acceptable to the representatives of the underwriters, in their reasonable judgment.

     Foreign judgments enforced by Israeli courts will generally be payable in Israeli currency and will be freely convertible into dollars or other foreign currency and may be transferred out of Israel.

     The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange of the foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations at that time. Judgment creditors must bear the risk of unfavorable exchange rates fluctuations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including the exhibits, schedules and amendments thereto, under the Securities Act of 1933, as amended, with respect to the ordinary shares to be sold in the offering. This prospectus does not contain all the information set forth in the Registration Statement. We refer you to the Registration Statement for further information with respect to us and the ordinary shares to be sold in the offering. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by reference to the exhibit.

     You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's Web site, www.sec.gov.

     As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance the Exchange Act, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the ordinary shares for the quotation on the Nasdaq National Market, any of these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                            REPORTS TO SHAREHOLDERS

     We intend to furnish our shareholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                               DEALTIME.COM LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1998 and 1999................................  F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1998 and 1999....................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998 and 1999................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of DealTime.com Ltd.

     We have audited the accompanying consolidated balance sheets of DealTime.com Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DealTime.com Ltd. and its subsidiaries as of December 31, 1998 and 1999 and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in the United States.

                                          KOST FORER & GABBAY
                                          A Member of Ernst and Young
                                          International

Tel Aviv, Israel
February 15, 2000

                               DEALTIME.COM LTD.

                          CONSOLIDATED BALANCE SHEETS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                      PRO FORMA
                                                                                    SHAREHOLDERS'
                                                                 DECEMBER 31,         EQUITY AT
                                                              ------------------    DECEMBER 31,
                                                               1998       1999          1999
                                                              ------    --------    -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  631    $  5,750
  Accounts receivable, net of allowance for doubtful
     accounts of $0 and $15 at December 31, 1998 and 1999,
     respectively...........................................      15         399
  Prepaid expenses and other current assets.................      37         197
                                                              ------    --------
          Total current assets..............................     683       6,346
Property and equipment, net.................................      46       1,088
Restricted cash.............................................      --         308
Other assets................................................       9         163
                                                              ------    --------
          TOTAL ASSETS......................................  $  738    $  7,905
                                                              ======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  175    $  4,026
  Payroll and benefit related liabilities...................      61         460
  Other current liabilities.................................      49           7
                                                              ------    --------
          Total current liabilities.........................     285       4,493
Accrued severance liability.................................      15         128
                                                              ------    --------
          TOTAL LIABILITIES.................................     300       4,621
                                                              ------    --------
Commitments (Note 10)
Shareholders' equity:
  Series A Convertible Preferred Shares, NIS 0.01 par value;
     4,738,080 shares authorized; 3,738,080 and 4,738,080
     shares issued and outstanding at December 31, 1998 and
     1999, respectively; none issued or outstanding pro
     forma (Liquidation preference of $1,180 at December 31,
     1999)..................................................       9          12      $     --
  Series B Convertible Preferred Shares, NIS 0.01 par value;
     4,457,150 shares authorized, 4,314,293 shares issued
     and outstanding at December 31, 1999; none issued or
     outstanding pro forma (Liquidation preference of
     $3,020)................................................      --          11            --
  Series C Convertible Preferred Shares, NIS 0.01 par value;
     12,500,000 shares authorized, 8,554,781 shares issued
     and outstanding at December 31, 1999; none issued or
     outstanding pro forma (Liquidation preference of
     $19,645)...............................................      --          20            --
  Ordinary shares, NIS 0.01 par value; 2,920,000 and
     28,304,770 shares authorized, 6,261,920 and 5,261,920
     shares issued and outstanding as of December 31, 1998
     and 1999, respectively; 22,869,074 shares issued and
     outstanding pro forma..................................      16          13            56
  Additional paid-in capital................................   1,009      22,890        22,890
  Accumulated deficit.......................................    (596)    (19,662)      (19,662)
                                                              ------    --------      --------
          Total shareholders' equity........................     438       3,284      $  3,284
                                                              ------    --------      ========
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $  738    $  7,905
                                                              ======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               DEALTIME.COM LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              ------    --------
Revenues....................................................  $   41    $    525
                                                              ------    --------
Operating expenses:
  Research and development..................................     283       1,938
  Selling and marketing.....................................     178      15,904
  General and administrative................................     191       2,042
                                                              ------    --------
     Total operating expenses...............................     652      19,884
                                                              ------    --------
     LOSS FROM OPERATIONS...................................    (611)    (19,359)
Interest income, net........................................      15         293
                                                              ------    --------
     NET LOSS...............................................    (596)    (19,066)
     Preferred share deemed dividend........................      --        (600)
                                                              ------    --------
     NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS.........  $ (596)   $(19,666)
                                                              ======    ========
     BASIC AND DILUTED NET LOSS PER SHARE...................  $(0.10)   $  (3.22)
                                                              ======    ========
     Weighted average number of ordinary shares used in
      computing basic and diluted net loss per share........   6,074       6,114
                                                              ======    ========
PRO FORMA BASIC AND DILUTED NET LOSS PER ORDINARY SHARE
  (UNAUDITED)...............................................            $  (1.17)
                                                                        ========
Weighted average number of ordinary shares used in computing pro forma basic and diluted net loss per share
  (unaudited)...............................................              16,774
                                                                        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               DEALTIME.COM LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                        SERIES A CONVERTIBLE   SERIES B CONVERTIBLE   SERIES C CONVERTIBLE
                          PREFERRED SHARES       PREFERRED SHARES       PREFERRED SHARES       ORDINARY SHARES     ADDITIONAL
                        --------------------   --------------------   --------------------   -------------------    PAID-IN
                          SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT    CAPITAL
                        ----------   -------   ----------   -------   ----------   -------   ----------   ------   ----------
Founders' shares
  issued at
  inception...........         --      $--            --      $--            --      $--      5,940,690    $15      $    --
Issuance of ordinary
  shares..............         --       --            --       --            --       --        321,230      1            4
Issuance of Series A
  Shares..............  3,738,080        9            --       --            --       --             --     --        1,005
Net loss..............         --       --            --       --            --       --             --     --           --
                        ---------      ---     ---------      ---     ---------      ---     ----------    ---      -------
Balance at December
  31, 1998............  3,738,080        9            --       --            --       --      6,261,920     16        1,009
Reclassification of
  shares..............  1,000,000        3            --       --            --       --     (1,000,000)    (3)          --
Issuance of Series B
  Shares..............         --       --     3,957,150       10            --       --             --     --        2,688
Exercise of stock
  option..............         --       --       357,143        1            --       --             --     --          249
Issuance of Series C
  Shares..............         --       --            --       --     3,074,481        7             --     --        6,948
Conversion of Bridge
  Notes...............         --       --            --       --     5,480,300       13             --     --       11,989
Issuance of
  non-employee
  options.............         --       --            --       --            --       --             --     --            7
Net loss..............         --       --            --       --            --       --             --     --           --
                        ---------      ---     ---------      ---     ---------      ---     ----------    ---      -------
Balance at December
  31, 1999............  4,738,080      $12     4,314,293      $11     8,554,781      $20      5,261,920    $13      $22,890
                        =========      ===     =========      ===     =========      ===     ==========    ===      =======


                                          TOTAL
                        ACCUMULATED   SHAREHOLDERS'
                          DEFICIT        EQUITY
                        -----------   -------------
Founders' shares
  issued at
  inception...........   $     --       $     15
Issuance of ordinary
  shares..............         --              5
Issuance of Series A
  Shares..............         --          1,014
Net loss..............       (596)          (596)
                         --------       --------
Balance at December
  31, 1998............       (596)           438
Reclassification of
  shares..............         --             --
Issuance of Series B
  Shares..............         --          2,698
Exercise of stock
  option..............         --            250
Issuance of Series C
  Shares..............         --          6,955
Conversion of Bridge
  Notes...............         --         12,002
Issuance of
  non-employee
  options.............         --              7
Net loss..............    (19,066)       (19,066)
                         --------       --------
Balance at December
  31, 1999............   $(19,662)      $  3,284
                         ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               DEALTIME.COM LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1998           1999
                                                              --------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................   $ (596)       $(19,066)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................        5              71
     Non-cash charge for issuance of stock options..........       --               7
     Allowance for doubtful accounts........................       --              15
     Increase in accounts receivable........................      (15)           (399)
     Increase in prepaid expenses and other current
      assets................................................      (37)           (160)
     Increase in accounts payable...........................      175           3,851
     Increase in payroll and benefit related liabilities....       61             399
     Increase (decrease) in other liabilities...............       49             (42)
     Increase in accrued severance liability, net...........        6              37
                                                               ------        --------
       Net cash used in operating activities................     (352)        (15,287)
                                                               ------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................      (51)         (1,113)
  Increase in restricted cash...............................       --            (308)
  Increase in security deposits.............................       --             (78)
                                                               ------        --------
       Net cash used in investing activities................      (51)         (1,499)
                                                               ------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds on sale of ordinary shares, net..................        5              --
  Proceeds on sale of Series A Convertible Preferred Shares,
     net....................................................    1,029              --
  Proceeds on sale of Series B Convertible Preferred Shares,
     net....................................................       --           2,698
  Proceeds on sale of Series C Convertible Preferred Shares,
     net....................................................       --           6,955
  Proceeds from Bridge Notes, net of expenses...............       --          12,002
  Proceeds from exercise of stock options...................       --             250
                                                               ------        --------
       Net cash provided by financing activities............    1,034          21,905
                                                               ------        --------
Net increase in cash and cash equivalents...................      631           5,119
Cash and cash equivalents, beginning of period..............       --             631
                                                               ------        --------
Cash and cash equivalents, end of period....................   $  631        $  5,750
                                                               ======        ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
  Conversion of Bridge Notes to Series C Convertible
     Preferred Shares.......................................   $   --        $ 12,002
                                                               ======        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               DEALTIME.COM LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND OPERATIONS

     DealTime.com Ltd., formerly Papricom Technologies Ltd., (the "Company") was incorporated in 1997 under the laws of the State of Israel and commenced operations in January 1998. The Company is engaged in providing a next-generation e-commerce solution that allows consumers to search, sort and select products while providing merchants with the means to analyze and respond in real-time to consumer demand data. The Company's website gives shoppers the ability not only to compare prices but to access third-party reviews of merchants, the Company's own shopping guides and advanced features such as continuous searches and offline deal notification. DealTime.com, Inc., the Company's wholly owned subsidiary, was incorporated in December 1998 under the laws of the State of Delaware for the purpose of marketing and selling the Company's products and services in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, DealTime.com, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

     Substantially all of the Company's revenues are generated outside of Israel. All revenues are denominated in U.S. dollars and most marketing costs are incurred outside of Israel, primarily in transactions denominated in U.S. dollars. Accordingly, the currency of the primary economic environment in which the Company's operations are conducted is the U.S. dollar, which is used as the Company's functional and reporting currency.

     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars, in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as finance income or expense, as appropriate. Amounts in the financial statements representing the U.S. dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in U.S. dollars.

CASH EQUIVALENTS

     Cash equivalents consist of investments in highly liquid short-term instruments with original maturities of three months or less and are stated at cost. Interest is accrued as earned.

                               DEALTIME.COM LTD.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, at the following annual rates:

Computers and peripheral equipment..........             33%
Office furniture and equipment..............            6-10%
Leasehold improvements......................  Over the term of the lease
Motor vehicles..............................             15%

     Maintenance, repairs and minor replacements are charged to expense as incurred. The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based on the difference between the carrying amount and the fair value of such assets. The Company has not recorded any impairment losses since its inception.

RESTRICTED CASH

     Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the Company's office lease in New York.

REVENUE RECOGNITION

     Advertising revenues are derived principally from short-term advertising contracts. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the receivable is deemed probable. Merchant fees are generated based on the numbers of times a user clicks through to a merchant's Web site from the Company's site. Merchant fees are recognized in the period in which the user clicks through to the merchant's Web site.

RESEARCH AND DEVELOPMENT

     Costs incurred in connection with the research and development of the Company's products are expensed as incurred.

ADVERTISING COSTS

     Advertising costs included in selling and marketing expenses are expensed as incurred and amounted to $0 and $12,333 for the years ended December 31, 1998 and 1999, respectively.

STOCK-BASED COMPENSATION

     The Company measures compensation cost for stock-based compensation issued to employees based on the methodology prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying shares on the date of grant, no compensation expense is recognized. In accounting for options granted to persons other than employees, the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") are applied. The fair value of these options is estimated on the grant date using the Black-Scholes option-pricing model, as discussed in Note 8.

INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), which requires use of the asset and liability

                               DEALTIME.COM LTD.

method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

STOCK SPLITS AND SHARE DIVIDENDS

     In August 1998, the Company approved a 5,840.7 to 1 stock split, which was effected in the form of a 10 to 1 stock split and an additional share dividend. In July 1999, the Company approved a 10 to 1 stock split, which was effected in the form of a share dividend. All share and stock option data information in the accompanying consolidated financial statements have been retroactively restated for all periods to reflect the stock splits and share dividends.

NET LOSS PER SHARE

     Basic loss per share ("Basic EPS") is computed by dividing net loss available to common shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding convertible preferred shares and stock options is computed using the treasury method.

     As of December 31, 1998 and 1999, the Company had outstanding convertible preferred shares, warrants to purchase convertible preferred shares and options to purchase an aggregate 3,738,080 and 23,032,975 Ordinary Shares, respectively, which were not included in the calculation of Diluted EPS due to the anti-dilutive nature of these instruments. The pro forma basic and diluted net loss per share for the year ended December 31, 1999 assumes the conversion of the outstanding Series A Convertible Preferred Shares, Series B Convertible Preferred Shares and Series C Convertible Preferred Shares into Ordinary Shares as of the date of original issuance.

PRO FORMA SHAREHOLDERS' EQUITY (UNAUDITED)

     The pro forma shareholders' equity as of December 31, 1999 reflects the automatic conversion of the outstanding Series A Convertible Preferred Shares, Series B Convertible Preferred Shares and Series C Convertible Preferred Shares into Ordinary Shares upon the closing of a Qualified IPO (see Note 7).

FINANCIAL INSTRUMENTS

     All current assets and liabilities are carried at cost, which approximates fair value, due to the short-term nature of these instruments.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are maintained by major financial institutions in Israel and the United States. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. The risk of collection associated with trade receivables is mitigated by the variety and number of customers.

3. RELATED PARTY TRANSACTIONS

     In January 1999, the Company loaned $100 to its president and chief executive officer. This loan bears interest at a rate of 7% per annum and is due upon the earlier of December 31, 2001 or the termination of

                               DEALTIME.COM LTD.

his employment. The Company has agreed to forgive repayment of this loan upon the earlier of (a) a change in control of the Company, (b) the termination of the executive's employment upon death or disability, by the Company without cause, or by the executive for good reason, or (c) March 31, 2000. The loan is being amortized over the expected term and accordingly, the loan balance, including accrued interest thereon, has been classified as a current asset as of December 31, 1999.

     In August 1999, the Company loaned $25 to its chairman. This loan, which is denominated in NIS and linked to the Israeli consumer price index, bears interest at a rate of 2% per annum and is due upon the earlier of June 1, 2000 or the termination of his employment.

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Computers and peripheral equipment..........................  $34     $  510
Office furniture and equipment..............................    9        306
Leasehold improvements......................................    8        334
Motor vehicles..............................................   --         14
                                                              ---     ------
                                                               51      1,164
Less: accumulated depreciation..............................   (5)       (76)
                                                              ---     ------
  PROPERTY AND EQUIPMENT, NET...............................  $46     $1,088
                                                              ===     ======

5. ACCRUED SEVERANCE LIABILITY

     The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset and is included in other assets as of December 31, 1998 and 1999. Severance pay expenses for the years ended December 31, 1998 and 1999 were approximately $21 and $129, respectively.

     Although not required by law, the Company grants its Israeli employees savings and education fund accounts. Savings account expenses for the years ended December 31, 1998 and 1999 were approximately $9 and $57, respectively. Education fund account expenses for the years ended December 31, 1998 and 1999 were $9 and $43, respectively.

6. BRIDGE FINANCING

     In August 1999, the Company completed a bridge financing the gross proceeds of which were $12,002. In connection with the bridge financing, the Company issued promissory notes in the aggregate principal amount of $12,002 (the "Bridge Notes"). Under the terms of the Bridge Notes, if the closing of the Series C Placement (see Note 7) had been completed on or before October 15, 1999, the principal amount due under the Bridge Notes was convertible into Series C Convertible Preferred Shares ("Series C Shares") and warrants to purchase Series C Shares and no interest would have accrued thereon.

                               DEALTIME.COM LTD.

     On October 6, 1999, the Company completed the closing of the Series C Placement (see Note 7) and issued 5,480,300 Series C Shares and warrants to purchase 822,045 Series C Shares, in full satisfaction of the outstanding principal balance due under the Bridge Notes.

7. SHAREHOLDERS' EQUITY

     The Company's authorized capital consists of 4,738,080 Series A Convertible Preferred Shares, NIS 0.01 par value ("Series A Shares"), 4,457,150 Series B Convertible Preferred Shares, NIS 0.01 par value ("Series B Shares"), 12,500,000 Series C Convertible Preferred Shares, NIS 0.01 par value ("Series C Shares") and 28,304,770 ordinary shares, NIS 0.01 par value ("Ordinary Shares").

     The Series A Shares, Series B Shares and Series C Shares are convertible, at the option of the holder, into Ordinary Shares at any time after the date of issuance on a one-for-one basis, subject to certain anti-dilution protection rights. The Series A Shares, Series B Shares and Series C Shares are automatically convertible into Ordinary Shares upon consummation of an initial public offering of the Company's shares that raises net proceeds of at least $30 million in the aggregate at a price per share of $11.27 if effective prior by December 31, 2000, or $16.90 if effective after January 1, 2001 (an "Qualified IPO"). In addition, preferred shares of any series automatically convert into Ordinary Shares upon the affirmative vote of at least 75% of the preferred shareholders of such series. The Series A Shares, Series B Shares and Series C Shares carry voting rights equal to one vote per share, on an as-converted basis. Holders of the Series A Shares, Series B Shares and Series C Shares are entitled to receive dividends as and when dividends are declared on the Ordinary Shares, on an as-converted basis.

     In the event of a liquidation, dissolution or winding up of the Company (a "Liquidation Event"), holders of the Series C Shares are entitled to receive, prior to any distribution to other shareholders, an amount per share equal to the original purchase price plus 8% per annum, compounded annually from the date of purchase until the Liquidation Event. Thereafter, any remaining funds and assets of the Company legally available for distribution to the shareholders shall be distributed among the holders of the Series A Shares and Series B Shares, on a pro-rata basis equal to (a) the original purchase price per share for each Series A Share plus 8% per annum, compounded on an annual basis from the date of issuance until the Liquidation Event and (b) the greater of (1) the pro-rata portion of the holders of the Series B Shares in the division of the remaining funds on an as-converted basis and (2) the original purchase price per share for each Series B Share (in each case including all declared and unpaid dividends thereon), prior to any distributions to the holders of Ordinary Shares. Thereafter, the remaining assets and funds of the Company legally available for distribution to the shareholders shall be distributed to the holders of the Series A Shares, Series C Shares and Ordinary Shares on a pro-rata, as-converted basis.

ISSUANCE OF SERIES A SHARES

     In August 1998, the Company completed a private placement of its Series A Shares, pursuant to which the Company issued 3,738,080 Series A Shares for aggregate net proceeds of approximately $1,029, after deducting offering related expenses of $34. In connection therewith, the Company's founders provided an option to one of the investors to acquire 1,000,000 Ordinary Shares and convert such shares into Series A Shares, which option was exercised in November 1999. In connection therewith, the Company has recorded a deemed dividend of $600 during the year ended December 31, 1999.

ISSUANCE OF SERIES B SHARES

     In January through February 1999, the Company completed a private placement of its Series B Shares, pursuant to which the Company issued 3,957,150 Series B Shares for aggregate net proceeds of approximately $2,698, after deducting offering related expenses of $71.

                               DEALTIME.COM LTD.

     In August 1999, a director of the Company exercised an option to purchase 357,143 Series B Shares at $0.70 per share, which had been granted in February 1999.

ISSUANCE OF SERIES C SHARES

     In June through October 1999, the Company completed a private placement of its Series C Shares, pursuant to which the Company issued 3,074,481 Series C Shares and warrants to purchase 441,109 Series C Shares (the "Series C Warrants") for aggregate net proceeds of approximately $6,955, after deducting offering related expenses of $849 (the "Series C Placement"). In connection therewith, all of the outstanding Bridge Loans were converted into 5,480,300 Series C Shares and 822,045 Series C Warrants, as discussed in Note 6. The Series C Warrants are exercisable at approximately $2.25 per share and expire in October 2000. As of December 31, 1999, none of the Series C Warrants were exercised.

8. STOCK OPTIONS

     In January 1999, the Company adopted the 1999 Omnibus Stock Option Plan and Restricted Stock Incentive Plan (the "1999 Plan") pursuant to which stock options or restricted stock awards to purchase up to 6,100,000 shares of the Company's Ordinary Shares may be granted to officers, employees, directors and consultants. The 1999 Plan is administered by the compensation committee of the board of directors (the "Plan Administrator"). The exercise price of incentive stock options granted under the 1999 Plan may not be less than the fair market value of the underlying shares (110% of the fair market value in the case of a 10% voting shareholder) at the grant date. The exercise price of nonqualified stock options granted under the 1999 Plan may not be less than 85% of the fair market value of the underlying shares at the grant date. Stock options granted under the 1999 Plan are exercisable for ten years from the date of grant (five years in the case of a 10% voting shareholder). Vesting schedules for stock options granted under the 1999 Plan are determined by the Plan Administrator on the date of grant, generally over a four-year period.

     Restricted stock awards issued under the 1999 Plan provide that shares awarded may not be sold or otherwise transferred until restrictions established by the underlying agreements have elapsed. Upon termination of employment, shares upon which restrictions have not lapsed are deemed forfeited by the grantee and transferred to and reacquired by the Company.

     The following table summarizes stock option activity for the year ended December 31, 1999:

                                                                      WEIGHTED-
                                                                       AVERAGE
                                                         NUMBER OF    EXERCISE
                                                          SHARES        PRICE
                                                         ---------    ---------
OPTIONS OUTSTANDING AT JANUARY 1, 1999.................         --     $   --
  Granted..............................................  4,133,167       0.27
  Forfeited............................................    (15,500)     (0.50)
                                                         ---------
OPTIONS OUTSTANDING AT DECEMBER 31, 1999...............  4,117,667     $ 0.27
                                                         =========     ======
OPTIONS AVAILABLE FOR FUTURE GRANT.....................  1,982,333
                                                         =========

                               DEALTIME.COM LTD.

     The following table summarizes information about stock options outstanding under the 1999 Plan as of December 31, 1999:

                                             OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                 -------------------------------------------    ---------------------------
                                                    WEIGHTED-
                                     NUMBER          AVERAGE       WEIGHTED-        NUMBER        WEIGHTED-
                                 OUTSTANDING AT     REMAINING       AVERAGE     EXERCISABLE AT     AVERAGE
                                  DECEMBER 31,     CONTRACTUAL     EXERCISE      DECEMBER 31,     EXERCISE
EXERCISE PRICE                        1999         LIFE (YEARS)      PRICE           1999           PRICE
--------------                   --------------    ------------    ---------    --------------    ---------
$0.06-$0.20....................    2,090,510           9.05          $0.06          36,792          $0.07
$0.26-$0.50....................    1,347,500           9.63           0.33              --             --
$0.75-$1.00....................      679,657           9.78           0.81              --             --
                                   ---------                                        ------
                                   4,117,667           9.36          $0.27          36,792          $0.07
                                   =========           ====          =====          ======          =====

     Since the Company accounts for stock options granted to employees in accordance with APB 25 and grants are made at fair value, no compensation has been recorded with respect to stock options granted to employees. Had compensation cost for stock options granted to employees been determined using the fair value method prescribed by FAS 123, the Company's net loss on a pro forma basis would have increased by approximately $25, or less than $0.01 per share, for the year ended December 31, 1999 calculated with the use of the Black-Scholes option-pricing model. The following weighted average assumptions were used: (1) risk-free interest rate of 5.69%; (2) dividend yield of 0.00%;
(3) expected life of five years; and (4) volatility of 0.001% (minimum value method). The minimum value method requires the use of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of the stock options granted during the year ended December 31, 1999 was $0.01 as of the grant date.

     During the year ended December 31, 1999, the Company granted options to purchase 13,157 Ordinary Shares to non-employees in lieu of cash payment for services rendered to the Company. The Company recognized expense of $7 related to such issuances based on the fair value of the options issued using a Black-Scholes option-pricing model and the following assumptions: risk-free interest rate of 6.14%, dividend yield of 0.00%, volatility of 100% and expected life of three years.

     In December 1999, the Company granted non-plan options to purchase 45,000 Ordinary Shares at an exercise price of $1.00 per share to a non-employee director. Since the options were issued at fair value on the date of grant, no compensation charge was recorded in connection with these options.

9. INCOME TAXES

     Deferred tax assets are comprised of the following:

                                                               DECEMBER 31,
                                                             ----------------
                                                             1998      1999
                                                             -----    -------
Net operating loss carryforwards -- Israel.................  $ 180    $ 1,137
Net operating loss carryforwards -- U.S. ..................     --      6,607
Depreciation and other.....................................     --         47
                                                             -----    -------
                                                               180      7,791
Less: valuation allowance..................................   (180)    (7,791)
                                                             -----    -------
Net deferred tax asset.....................................  $  --    $    --
                                                             =====    =======

                               DEALTIME.COM LTD.

     FAS 109 requires that a valuation allowance be recorded when it is more likely than not that deferred tax assets will not be realized. Since the Company has incurred net losses since inception and future income is uncertain, the Company has recorded a full valuation allowance against its deferred tax assets as of December 31, 1998 and 1999.

     There was no provision for income taxes for the years ended December 31, 1998 and 1999. Losses before U.S. and Israeli income taxes were as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            -----------------
                                                            1998       1999
                                                            -----    --------
United States.............................................  $  --    $(16,623)
Israel....................................................   (596)     (2,443)
                                                            -----    --------
                                                            $(596)   $(19,066)
                                                            =====    ========

     The Company has incurred losses since inception which have generated U.S. net operating loss carryforwards of approximately $16,518 at December 31, 1999 and are due to expire in 2014 for federal income tax purposes. Section 382 of the Internal Revenue Code of 1986, as amended, (the "IRC") places a limitation on the utilization of federal net operating loss carryforwards upon the occurrence of an ownership change, as defined. As of December 31, 1999, the Company has generated Israeli net operating loss carryforwards of approximately $3,159, which do not expire.

     The Company has applied for "approved enterprise" status in Israel under the Law for the Encouragement of Capital Investments, 1959, for its investment program and therefore may become eligible for Israeli tax benefits. Pursuant to these benefits, if approved, the Company may enjoy a tax exemption from Israeli taxes on income derived during the first two years in which each investment program produces taxable income, provided that it does not distribute such income as a dividend. The period of tax benefits detailed above, is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. In addition, the Company will enjoy a reduced tax rate of 10% to 25% for the next five to eight years. The Company cannot be certain that it will obtain approval for any of its investment programs or that the provisions of the law will not change.

10. COMMITMENTS

LEASES

     The Company leases office and equipment under noncancelable operating leases with various expiration dates through 2009. Rent expense for the year ended December 31, 1998 and 1999 amounted to approximately $67 and $164, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows:

Years ending December 31,
2000........................................................  $  641
2001........................................................     640
2002........................................................     639
2003........................................................     604
2004........................................................     623
Thereafter..................................................   2,643
                                                              ------
          Total minimum lease payments......................  $5,790
                                                              ======

                               DEALTIME.COM LTD.

11. GEOGRAPHIC SEGMENT INFORMATION

     The Company is active in one business segment: designing, developing, selling and marketing its comparative shopping solution. The Company maintains development operations in the United States and Israel. The Company's sales and marketing operations are maintained in the United States. The Company attributes geographic revenues based on the entity that records the revenue.

     Geographic information for the years ended December 31, 1998 and 1999 are as follows:

                                                              1998     1999
                                                              ----    ------
Net revenues
  United States.............................................  $ --    $  484
  Israel....................................................    41        41
                                                              ----    ------
                                                              $ 41    $  525
                                                              ====    ======
Long-lived assets
  United States.............................................  $ --    $  768
  Israel....................................................    46       320
                                                              ----    ------
                                                              $ 46    $1,088
                                                              ====    ======

12. SUBSEQUENT EVENTS

DEFINED CONTRIBUTION PLAN

     In January 2000, the Company adopted a defined contribution plan, which qualifies as a tax deferred savings plan under Section 401(k) of the IRC. Eligible U.S. employees may contribute a percentage of their pretax salaries, subject to certain IRC limitations. The plan provides for employer matching contributions to be made at the discretion of the Board of Directors.

RECAPITALIZATION

     In February 2000, the Company amended its articles of association, pursuant to which the Company's authorized capital consists of 4,738,080 Series A Shares, 4,457,150 Series B Shares, 12,500,000 Series C Shares, 10,200,000 Series D Convertible Preferred Shares, NIS 0.01 par value ("Series D Shares") and 18,104,770 Ordinary Shares.

     The Series A Shares, Series B Shares, Series C Shares and Series D Shares are convertible, at the option of the holder, into Ordinary Shares at any time after the date of issuance on a one-for-one basis, subject to certain anti-dilution protection rights. The Series A Shares, Series B Shares, Series C Shares and Series D Shares are automatically convertible into Ordinary Shares upon consummation of a Qualified IPO. In addition, preferred shares of any series automatically convert into Ordinary Shares upon the affirmative vote of at least 75% of the preferred shareholders of such series. The Series A Shares, Series B Shares, Series C Shares and Series D Shares carry voting rights equal to one vote per share, on an as-converted basis. Holders of the Series A Shares, Series B Shares, Series C Shares and Series D Shares are entitled to receive dividends as and when dividends are declared on the Ordinary Shares, on an as-converted basis.

     In the event of a Liquidation Event, holders of the Series D Shares are entitled to receive, prior to any distribution to other shareholder, an amount per share equal to $5.78 plus 8% per annum, compounded annually from February 8, 2000 until the Liquidation Event. Thereafter, the holders of Series C Shares are entitled to receive, prior to any distribution to other shareholders, an amount per share equal to $2.2538 plus 8% per annum, compounded annually from October 6, 1999 until the Liquidation Event. Thereafter, any remaining funds and assets of the Company legally available for distribution to the shareholders shall be

                               DEALTIME.COM LTD.

distributed among the holders of the Series A Shares and Series B Shares, on a pro-rata basis equal to (a) the original purchase price per share for each Series A Share plus 8% per annum, compounded on an annual basis from the date of issuance until the Liquidation Event and (b) the greater of (1) the pro-rata portion of the holders of the Series B Shares in the division of the remaining funds on an as-converted basis and (2) the original purchase price per share for each Series B Share (in each case including all declared and unpaid dividends thereon) prior to any distributions to the holders of Ordinary Shares. Thereafter, the remaining assets and funds of the Company legally available for distribution to the shareholders shall be distributed to the holders of the Series A Shares, Series C Shares, Series D Shares and Ordinary Shares on a pro-rata, as-converted basis.

ISSUANCE OF SERIES D SHARES

     In February 2000, the Company completed a private placement of its Series D Shares, pursuant to which the Company issued 8,940,867 Series D Shares for aggregate net proceeds of approximately $48,897, after deducting commissions and offering related expenses of $2,781. In connection therewith, the Company issued a warrant to purchase an aggregate 227,077 Series D Shares to the placement agent. The warrant may not be exercised until February 2001 and expires in February 2004. The exercise price of the warrant is $5.78 per share.

LINE OF CREDIT

     In January 2000, the Company obtained a bank credit facility under which it may borrow up to $2 million and, in the event that total revenues exceed $1 million during the twelve months ending September 30, 2000, up to $3 million. Borrowings under this facility will bear interest at an annual rate of LIBOR plus 1.5%. The credit facility is secured by a lien on all of the Company's assets. Any amounts borrowed under this credit facility must be repaid by December 31, 2000.

     In connection with the credit facility, the Company issued to an affiliate of the lender a warrant to purchase Series D Shares. Under this warrant, such affiliate may acquire between 38,447 and 173,010 Series D Shares, depending on the extent to which the Company utilizes the credit facility. The warrant is exercisable until the earlier of January 3, 2003 and the date on which the Company completes an initial public offering of its shares or is acquired by or merges with another entity. In addition, the warrant expires if the Company does not renew the credit facility upon its expiration on December 31, 2000. The exercise price of the warrant is approximately $5.20 per share. The Company will recognize a charge of approximately $96 representing the value of the warrant over the term of the credit facility. This charge was computed based on the fair value of the warrant on the date of grant using a Black-Scholes pricing model and the following assumptions: risk-free rate of 5%, volatility of 100% and expected term of one year.

INVESTMENT IN DEALTIME.COM K.K.

     On February 10, 2000, the Company and a third party formed DealTime.com K.K. ("DealTime-Japan") to market and sell the Company's products and services in Japan. The Company acquired a 90% interest in DealTime-Japan in exchange for an initial investment of 9 million Yen (approximately $84) and the third party acquired a 10% interest in DealTime-Japan in exchange for an initial investment of 1 million Yen (approximately $9).

     DealTime-Japan is in the process of completing a private placement in which it will issue up to an aggregate 2,100 of its Series A Convertible Preferred Shares for aggregate proceeds of approximately $10 million. Upon closing, the Company's ownership of DealTime-Japan will be diluted to 54%.

                                     [LOGO]

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           [INTERNATIONAL COVER PAGE]
               SUBJECT TO COMPLETION, DATED               , 2000

                                     [LOGO]

                               DEALTIME.COM LTD.
                               [        ] SHARES

                                ORDINARY SHARES

     DealTime is offering           ordinary shares. This is our initial public
offering and no public market currently exists for our shares. We have applied for approval for quotation of our ordinary shares on the Nasdaq National Market under the symbol "DEAL." We anticipate that the initial public offering price
will be between $     and $     per ordinary share.

                         ------------------------------

                  INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------    ----------
Public Offering Price.......................................   $           $
Underwriting Discounts and Commissions......................   $           $
Proceeds to DealTime.com Ltd................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to additional ordinary shares to cover any over-allotments.

     Until             , 2000, all dealers that buy, sell or trade our ordinary
shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     We intend to apply to the Israel Securities Authority for an exemption from Israel's prospectus delivery requirements in relation to this offering. You should not interpret that exemption, if granted, as validating the matters contained in this prospectus or as an approval of their reliability or adequacy, nor should you interpret that exemption as an expression of opinion concerning the quality of the securities offered by this prospectus.

     FleetBoston Robertson Stephens, Inc. expects to deliver the ordinary shares
on or about             , 2000.

                         ------------------------------

ROBERTSON STEPHENS INTERNATIONAL
                 BEAR, STEARNS INTERNATIONAL LIMITED
                                  WARBURG DILLON READ
                                                NOMURA INTERNATIONAL

              THE DATE OF THIS PROSPECTUS IS [            ], 2000

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., Warburg Dillon Read LLC and Nomura International plc, have severally agreed with us, subject to the terms and conditions in the underwriting agreement, to purchase from us the number of ordinary shares set forth below opposite their respective names. The underwriters are committed to purchase and pay for all ordinary shares if any are purchased.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
FleetBoston Robertson Stephens Inc. ........................
Bear, Stearns & Co. Inc. ...................................
Warburg Dillon Read LLC.....................................
Nomura International plc....................................

INTERNATIONAL UNDERWRITER
------------------------------------------------------------
FleetBoston Robertson Stephens International Limited........
Bear, Stearns International Limited.........................
UBS AG, acting through its division Warburg Dillon Read.....
Nomura International plc....................................
                                                              --------
     Total..................................................
                                                              ========

     The representatives have advised us that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the ordinary shares. Consequently, the public offering price for the ordinary shares offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Over-allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to additional ordinary shares to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to
purchase any of the additional           ordinary shares, the underwriters have
severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of ordinary shares offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, under the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the ordinary shares offered in this offering.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses, other than underwriting commissions, expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Securities and Exchange Commission Registration Fee.........
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................
Nasdaq National Market Filing Fee...........................
Printing and Engraving......................................
Legal Fees and Expenses.....................................
Accounting Fees and Expenses................................
Transfer Agent Fees.........................................
Miscellaneous...............................................
     Total..................................................   $
                                                               ------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     - a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     - any fine levied against the office holder as a result of a criminal offense.

  Office Holder Insurance

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     - a breach of his duty of care to us or to another person;

     - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     - a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

  Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder against:

     - a financial liability imposed on him in favor of another person by any judgement, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

     - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

     Our articles of association will be amended to include:

     - a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; and

     - a provision authorizing us to retroactively indemnify an office holder.

  Required Approvals; Insurance

     In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. We have obtained directors and officers liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Described below are unregistered securities sold by DealTime during the three years preceding the filing of this Registration Statement. The share figures below reflect the share split and share dividend effected August 1998 and the share dividend effected July 1999.

     In August 1998, we issued and sold 321,230 ordinary shares to R.S.T. Hi-Tech Consulting Ltd. for an aggregate purchase price of $5,000.

     In June 1998, we issued and sold 404,750 Series A Convertible Preferred Shares to M.L. Trust Company Ltd. for an aggregate purchase price of $63,000.

     In August 1998, we issued and sold 3,333,330 Series A Convertible Preferred Shares to Israel Seed II L.P., Unicycle Trading Company L.P., and David Jackson for an aggregate purchase price of $999,999. In connection therewith, Nahum Sharfman and Amir Ashkenazi (the "Founders") granted these investors an option to purchase 1,000,000 ordinary shares from the Founders at a price per share of $0.70 and convert such shares into Series A Convertible Preferred Shares. This option was exercised in November 1999 and the option shares were converted.

     From January through February 1999, we issued and sold an aggregate 3,957,150 Series B Convertible Preferred Shares in a private placement to Israel Seed II L.P., Unicycle Trading Company L.P., Odeon Capital Partners, L.P., Eli Levitin, Aaron Wolfson, Chana Sasha Foundation, Inc., Abraham Wolfson, Meredith and Charles von Arentschildt, M.J. Capital Corp., Walter Buckley, Jeffrey Finkle, Matthew Smith, Raman Khanna, Randy Whiting, Deborah and Peter Rieman and Ira Machefsky, at an aggregate purchase price of approximately $2,770,000.

     In August 1999, we issued and sold an aggregate 357,143 Series B Convertible Preferred Shares to Robert McNulty for an aggregate purchase price of $250,000.

     In June through October 1999, we issued and sold an aggregate 8,523,102 Series C Convertible Preferred Shares and warrants to purchase an aggregate 1,263,154 Series C Convertible Preferred Shares at an exercise price of $2.2538 per share in a private placement to Odeon Capital Partners, L.P., South Ferry #2 LP, Aaron Wolfson, Chana Sasha Foundation, Inc., Abraham Wolfson, Levitin Charitable Trust, Meredith and Charles von Arentschildt, Nomura International plc, WaterView Partners, L.P., Axiom Venture Partners, L.P., Israel Infinity Venture Capital Fund (Delaware) LP, Advanta Partners, L.P., Israel Infinity Venture Capital Fund (Israel) LP, Israel Infinity Venture Capital Fund (Cayman II) LP, Zafa III LLC, Israel Infinity Venture Capital Fund (Cayman I) LP, Barbara W. Klazmer, Robert Bayer, Edward H. Bases and Lauer & Co. (for the benefit of Bernard Klazmer) for the aggregate purchase price of approximately $19,734,000.

     In August 1999, we issued an aggregate 31,679 Series C Convertible Preferred Shares to Margeotes, Fertitta & Partners, Inc. and CKC Communications, Inc. in lieu of cash payment for services rendered to DealTime.

     In January 2000, we issued a warrant to Hapoalim Nechasim (Menayot) Ltd., Hapoalim, to purchase Series D Convertible Preferred Shares in connection with the extension of a credit facility to us by Bank Hapoalim. Under this warrant, Hapoalim may acquire between 38,447 and 173,010 Series D Convertible Preferred Shares at an exercise price of approximately $5.20 per share depending on the extent to which we utilize the credit facility.

     In February 2000, we issued and sold an aggregate 8,940,867 Series D Convertible Preferred Shares to Israel Seed II L.P., Unicycle Trading Company L.P., David A. Jackson, Odeon Capital Partners, L.P., Meredith and Charles von Arentschildt, Waterview Partners, L.P., Israel Infinity Venture Capital Fund (Delaware) LP, Advanta Partners, L.P., Israel Infinity Venture Capital Fund (Israel) LP, Israel Infinity Venture Capital Fund (Cayman II) LP, Israel Infinity Venture Capital Fund (Cayman I) LP, Barbara W. Klazmer, Edward H. Bases, Lauer & Co. (for the benefit of Bernard Klazmer), Bain Capital Integral Investors LLC, Hollinger Capital LLC, America Online, Inc., TWI -- DealTime Holdings, Inc., UBS Capital Jersey Ltd., Bank of America Corporation, Grey Ventures, Inc., Axalon (Offshore) I, L.P., Clal Electronics Industries Ltd., CSK Venture Capital Co. Ltd., DealTime Investors L.P., DealTime.com Trust and SingTel Ventures (Singapore) Pte. Ltd. for an aggregate purchase price of approximately $51,678,000. In connection therewith, we issued a warrant to purchase up to 227,077 Series D Convertible Preferred Shares at an exercise price of $5.78 per share to Warburg Dillon Read LLC.

     Each of the securities referred to above was sold (i) pursuant to exemptions from registration under Section 4(2) of the Securities Act and/or
(ii) to persons who were neither nationals nor residents of the United States and no facilities or instrumentalities of United States interstate commerce were used in connection with any offer or sale thereof. No underwriter or underwriting discount or commission was involved in any of such sales. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

                               INDEX TO EXHIBITS

NUMBER
------                           DESCRIPTION
  1.1*   Form of Underwriting Agreement.
  3.1*   Memorandum of Association (English translation accompanied
         by Hebrew Original) of the Registrant dated           .
  3.2*   Articles of Association dated           of the Registrant.
  4.1    Specimen of ordinary share certificate.
  4.2    Amended and Restated Shareholders Agreement, dated February
         8, 2000.
  4.3*   Warrant to Purchase Series D Convertible Preferred Shares
         issued to Warburg Dillon Read LLC, dated February 9, 2000.
  4.4*   Warrant to Purchase Series D Convertible Preferred Shares
         issued to Hapoalim Nechasim (Menayot) Ltd., dated January 3,
         2000.
  5.1*   Opinion of Meitar, Liquornik, Geva & Co., Israeli counsel to the Registrant, regarding the legality of the ordinary
         shares registered hereunder.
 10.1    1999 Omnibus Stock Option Plan and Restricted Stock
         Incentive Plan.
 10.2*   Employment Agreement of Daniel T. Ciporin, dated January 8,
         1999.
 10.3*   Employment Agreement of Ignacio Fanlo, dated August 15,
         1999.
 10.4*   Employment Agreement of Lance Podell, dated May 27, 1999.
 10.5    Debenture, dated January 3, 2000, issued to Bank Hapoalim
         B.M.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Kost Forer & Gabbay, a member of Ernst & Young
         International.
 23.2*   Consent of Meitar, Liquornik, Geva & Co., Israeli counsel to the Registrant (included in Exhibit 5.l).
 24.1    Power of Attorney (included in signature page to
         Registration Statement).
 27.1    Financial Data Schedule.

------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     None

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of March, 2000.

                                          DEALTIME.COM LTD.

                                          By: /s/ DANIEL T. CIPORIN
                                            ------------------------------------
                                              Name: Daniel T. Ciporin
                                              Title: President, Chief Executive
                                                 Officer and Director

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of DealTime.com Ltd. (the "Company") and each of us, do hereby constitute and appoint Ignacio Fanlo and Ezra Katzen, or either of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated above, which said attorneys or agents, or either of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, and any and all amendments (including post-effective amendments) to this Registration Statement, in connection with the public offering of the ordinary shares of the Company, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) to such Registration Statement; and we do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
               /s/ DANIEL T. CIPORIN                 President, Chief Executive      March 23, 2000
---------------------------------------------------    Officer and a Director
                 Daniel T. Ciporin

             /s/ NAHUM SHARFMAN, PH.D.               Chairman of the Board and       March 23, 2000
---------------------------------------------------    Co-Founder
               Nahum Sharfman, Ph.D.

                 /s/ IGNACIO FANLO                   Chief Operating and             March 23, 2000
---------------------------------------------------    Financial Officer
                   Ignacio Fanlo

                /s/ AMIR ASHKENAZI                   Chief Technical Officer and     March 23, 2000
---------------------------------------------------    Co-Founder
                  Amir Ashkenazi

                 /s/ LANCE PODELL                    Chief Marketing Officer         March 23, 2000
---------------------------------------------------
                   Lance Podell

                     SIGNATURE                                  TITLE                       DATE
                     ---------                                  -----                       ----
                  /s/ EZRA KATZEN                    General Counsel and             March 23, 2000
---------------------------------------------------    Secretary
                    Ezra Katzen

              /s/ JOHN P. CONNAUGHTON                Director                        March 23, 2000
---------------------------------------------------
                John P. Connaughton

                                                     Director
---------------------------------------------------
                 Michael Eisenberg

             /s/ CHRISTOPHER SARIDAKIS               Director                        March 23, 2000
---------------------------------------------------
               Christopher Saridakis

                                                     Director
---------------------------------------------------
                    Eric Semler

               /s/ MATTHEW A. SMITH                  Director                        March 23, 2000
---------------------------------------------------
                 Matthew A. Smith

                               INDEX TO EXHIBITS

NUMBER
------
                             DESCRIPTION
---------------------------------------------------------------------

  1.1*   Form of Underwriting Agreement.
  3.1*   Memorandum of Association (English translation accompanied
         by Hebrew original) of the Registrant dated           .
  3.2*   Articles of Association dated           of the Registrant.
  4.1    Specimen of ordinary share certificate.
  4.2    Amended and Restated Shareholders Agreement, dated February
         8, 2000.
  4.3*   Warrant to Purchase Series D Convertible Preferred Shares
         issued to Warburg Dillon Read LLC, dated February 9, 2000.
  4.4*   Warrant to Purchase Series D Convertible Preferred Shares
         issued to Hapoalim Nechasim (Menayot) Ltd., dated January 3,
         2000.
  5.1*   Opinion of Meitar, Liquornik, Geva & Co., Israeli counsel to the Registrant, regarding the legality of the ordinary
         shares registered hereunder.
 10.1    1999 Omnibus Stock Option Plan and Restricted Stock
         Incentive Plan.
 10.2*   Employment Agreement of Daniel T. Ciporin, dated January 8,
         1999.
 10.3*   Employment Agreement of Ignacio Fanlo, dated August 15,
         1999.
 10.4*   Employment Agreement of Lance Podell, dated May 27, 1999.
 10.5    Debenture, dated January 3, 2000, issued to Bank Hapoalim
         B.M.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Kost Forer & Gabbay, a member of Ernst & Young
         International.
 23.2*   Consent of Meitar, Liquornik, Geva & Co., Israeli counsel to the Registrant (included in Exhibit 5.l).
 24.1    Power of Attorney (included in signature page to
         Registration Statement).
 27.1    Financial Data Schedule.

------------
* To be filed by amendment.